Filed Pursuant to Rule 424(b)5
Registration No. 333-211436

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to the shares has become effective under the Securities Act of 1933, as amended. This preliminary prospectus supplement and the accompanying prospectus do not constitute an offer to sell the shares and it is not soliciting an offer to buy the shares in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 26, 2017

Prospectus Supplement

(to Prospectus Dated May 18, 2016)

$100,000,000

REPLIGEN CORPORATION

Common Stock

We are offering up to $100,000,000 of our common stock in this offering.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “RGEN.” The last reported sale price of our common stock on the NASDAQ Global Select Market on June 23, 2017 was $44.20 per share.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to Repligen Corporation, before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-18 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated herein by reference.

We have granted the underwriters an option to purchase up to $15,000,000 of additional shares from us at the public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about June     , 2017.

J.P. Morgan	Stephens Inc.

The date of this prospectus supplement is June     , 2017.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is part of the registration statement that we filed with the SEC using a “shelf” registration process and consists of two parts. The first part is this prospectus supplement, including the documents incorporated by reference, which describes the specific terms of this offering. The second part, the accompanying prospectus, including the documents incorporated by reference, gives more general information, some of which may not apply to this offering. Generally, when we refer to the “prospectus,” we are referring to both parts combined. This prospectus supplement and any free writing prospectus we authorize for use in connection with this offering may add to, update or change information in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement or the accompanying prospectus.

If information in this prospectus supplement is inconsistent with the accompanying prospectus or with any document incorporated by reference that was filed with the SEC before the date of this prospectus supplement, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus, the documents incorporated by reference into each and any free writing prospectus we authorize for use in connection with this offering include important information about us, the common stock and other information should you consider before investing in the common stock. See “Incorporation of Certain Information by Reference.”

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties and covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

We take no responsibility for, and can provide no assurances as to the reliability of, any information that is in addition to or different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are not offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, or in the case of the documents incorporated by reference, the date of such documents regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of our securities. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

All references in this prospectus supplement or the accompanying prospectus to “Repligen,” the “Company,” “we,” “us,” or “our” mean Repligen Corporation and our subsidiaries, unless we state otherwise or the context otherwise requires. References to “Spectrum” refers to Spectrum, Inc., a California corporation, and its subsidiaries on a consolidated basis, which we have entered into a contract to acquire, as more thoroughly described in “Prospectus Summary—Recent Developments—Proposed Acquisition of Spectrum” and “The Acquisition.”

This prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference contain references to trademarks, service marks and trade names owned by us or other companies. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus supplement, the accompanying prospectus and the information incorporated herein and therein, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names. We do not intend our use or display of other companies’ trade names, service marks or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus supplement, the accompanying prospectus or any related free writing prospectus are the property of their respective owners.

PRESENTATION OF NON-GAAP FINANCIAL INFORMATION

Non-GAAP Adjusted Income From Operations, Non-GAAP Adjusted Net Income, Non-GAAP Adjusted EBITDA, and Non-GAAP Adjusted Net Income Per Share (Diluted) which are presented in this prospectus supplement, are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). We include this non-GAAP financial information because we believe these measures provide a useful comparison of our financial results between periods and reflect how management reviews its financial results. These financial measures exclude the impact of certain acquisition-related items because we believe that the resulting charges do not accurately reflect the performance of our ongoing operations for the period in which such charges were incurred.

We define Non-GAAP Adjusted Income from Operations as income from operations as reported in accordance with GAAP and excluding acquisition costs, amortization of intangible assets and contingent consideration expense booked through our condensed consolidated statements of comprehensive income. Similarly, we define Non-GAAP Adjusted Net Income as net income as reported in accordance with GAAP excluding acquisition costs, amortization of intangible assets and related tax effects, contingent consideration expense and non-cash interest expense booked through our condensed consolidated statements of comprehensive income. We define Non-GAAP Adjusted EBITDA as net income as reported in accordance with GAAP, excluding investment income, interest expense, taxes, depreciation and amortization, and excluding acquisition costs and contingent consideration expenses booked through our condensed consolidated statements of comprehensive income. Finally, we define Non-GAAP Adjusted Net Income Per Share (Diluted) as net income per share, excluding acquisition costs, amortization of intangible assets and related tax effects, contingent consideration expense and non-cash interest expense booked through our condensed consolidated statements of comprehensive income.

Non-GAAP Adjusted Income from Operations, Adjusted Net Income, Adjusted EBITDA, and Non-GAAP Adjusted Net Income Per Share (Diluted) are not recognized terms under GAAP. Because certain companies do not calculate Non-GAAP Adjusted Income From Operations, Adjusted Net Income, Non-GAAP Adjusted EBITDA, and Non-GAAP Adjusted Net Income Per Share (Diluted) in the same way and certain other companies may not perform such calculations, those measures as used by other companies may not be consistent with the way we calculate such measures and should not be considered as alternative measures of operating profit or net income. Our presentation of these measures does not replace the presentation of our financial results in accordance with GAAP.

For reconciliations of our income and net income, as applicable, to Non-GAAP Adjusted Income from Operations, Non-GAAP Adjusted Net Income, Non-GAAP Adjusted EBITDA and Non-GAAP Adjusted Net Income Per Share (Diluted), see “Summary Consolidated Financial Data—Reconciliation of Non-GAAP Financial Measures.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein contain and any free writing prospects we authorize for use in connection with this offering may contain statements that are not historical facts and are considered forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act), including those related to our recently announced acquisition of Spectrum. These forward-looking statements contain projections of our future results of operations or of our financial position or state other forward-looking information. In some cases you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” “would,” “plan,” “projected” or the negative of such words or other similar words or phrases. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

Investors are cautioned not to unduly rely on forward-looking statements because they involve risks and uncertainties, and statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the acceptance by the market of our products;

•	the implementation of our business model, strategic plans for our business, products and technology;

•	the timing of and our ability to complete and successfully integrate acquisitions, including the acquisition of Spectrum;

•	our expectations relating to the synergies, cost savings and other benefits of our acquisition of Spectrum;

•	our ability to maintain and establish key customer relationships;

•	estimates of our expenses, future revenues and capital requirements;

•	our financial performance;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our products and technology;

•	developments relating to our competitors and our industry; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors” below, including those related to the acquisition of Spectrum and the risks related to the business of Spectrum and in any documents incorporated by reference herein.

Given these uncertainties, readers should not place undue reliance on our forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made and are not guarantees of future performance. Except as may be required by applicable law, we do not undertake or intend to update any forward-looking statements after the date of this prospectus supplement or the accompanying prospectus or the respective dates of documents incorporated by reference herein or therein that include forward-looking statements.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that you should consider before making your investment decision. You should read this entire prospectus supplement and the accompanying prospectus carefully, especially the risks of investing in our securities discussed under “Risk Factors” beginning on page S-18 of this prospectus supplement, along with our consolidated financial statements and notes to those consolidated financial statements, the unaudited pro forma condensed combined financial statements of included herein and the other information incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectus we authorize for use in connection with this offering, before making an investment decision. This prospectus supplement may add to, update or change information in the accompanying prospectus.

Overview

Repligen (“Repligen,” the “Company,” “we” or “our”) is a bioprocessing-focused, global life sciences company bringing over 30 years of expertise and innovation to our customers. We develop and market a broad range of high-value products and flexible solutions that address critical steps in the production of biologic drugs while ensuring that the highest drug quality and safety standards are upheld. Our mission is to inspire advances in bioprocessing as a trusted partner in the production of biologic drugs that improve human health worldwide. Focused on cost and process efficiencies, we deliver innovative technologies that help set new standards in the way biologic drugs are manufactured.

Since our strategic decision in 2012 to focus fully on building our bioprocessing business, we have expanded and diversified our portfolio beyond our legacy Protein A affinity ligands business to include a number of technology leading bioprocessing products that we sell direct to biopharmaceutical companies and CDMOs (contract development and manufacturing organizations) worldwide. Our dedicated team of professionals has substantial experience in biomanufacturing and works proactively with industry leaders and customers to develop innovative solutions that address pressure points in the bioproduction process.

Our bioprocessing products drive process efficiency, cost and yield improvements. In upstream processes, our XCell ATF filtration devices and protein cell culture supplements are used in clinical and commercial-stage manufacturing to improve biologic drug yields. In downstream processes, our Protein A ligands are a critical component of Protein A resins used to purify over 70 antibody-based drugs on the market and more than 300 in clinical development. Also in downstream processes, our OPUS pre-packed chromatography columns are used in the purification of clinical-stage biologics, and our Sius tangential flow filtration, or TFF, cassettes are used to concentrate clinical and commercial-stage biologic drugs.

We manufacture and supply Protein A ligands through long-term agreements with major life sciences companies such as GE Healthcare and MilliporeSigma, who in turn produce and sell Protein A resins to end users (biopharmaceutical companies and CDMOs). We manufacture and supply our cell culture supplements through a distribution agreement with MilliporeSigma.

We market our chromatography and filtration products globally through a direct commercial organization in the United States and Europe with a combination of direct sales and distributors in Asia. Since 2014, we have invested in expanding our global commercial organization adding 30 sales, marketing, product management, service and applications personnel to form a 40-person commercial team. Our commercial and R&D teams have a track record of successfully launching new products and applications, as well as building new markets for acquired technologies. For example, since acquiring the XCell ATF business in 2014, we have rapidly expanded its market penetration through increased customer interaction, new products and expanded applications that increase flexibility and convenience while streamlining biomanufacturing workflow for our customers.

Our portfolio of bioprocessing products has expanded from our legacy Protein A line since 2011 through strategic acquisitions and internal product development. We have focused on building a portfolio of technology-leading products that we sell directly to end users. In 2016, we added the Sius TFF filtration line through our purchase of TangenX Technology Corporation, or TangenX, and we added a lab-scale pre-packed chromatography column line through our purchase of Atoll GmbH. In 2014, we acquired the XCell ATF filtration line from Refine Technologies LLC. In 2011, we added to our Protein A ligands business and added cell culture growth factors through our acquisition of Novozymes Biopharma Sweden AG. Internally, we develop and market our process-scale OPUS pre-packed chromatography columns. Also through internal innovation, we have extended both our OPUS and XCell ATF product lines, to include more size options and technology features to benefit our customers. For example, in 2016 we introduced a resin recovery feature on our largest OPUS columns and we launched a single-use (disposable) alternative to our stainless steel XCell ATF Systems.

Many of our products are early in their adoption cycle, and together with the expansion of our commercial organization and strategic acquisitions, have contributed to product revenue expansion from $41.8 million in 2012, to $104.4 million in 2016. While all product franchises have grown, our diversification strategy has resulted in our direct product sales accounting for approximately 48% of our bioprocessing revenue in 2016, compared to approximately 17% in 2012. To meet increased demand for our products, we have increased and continue to increase the volume and scale of manufacturing at our two manufacturing facilities in the United States and Sweden and plan to expand manufacturing capacity at our newly acquired manufacturing facilities in the United States and Germany.

Customers use our products to produce initial quantities of drug for clinical studies, then scale-up to larger volumes as the drug progresses to commercial production following regulatory approval. Detailed specifications for a drug’s manufacturing process are included in applications that must be approved by regulators, such as the U.S. Food and Drug Administration, or the FDA, and the European Medicines Agency, throughout the clinical trial process and prior to final commercial approval. As a result, products that become part of the manufacturing specifications of a late-stage clinical or commercial process can be very “sticky” due to the costs and uncertainties associated with displacing them.

The Biologics Manufacturing Process

Manufacturing biologic drugs requires three fundamental steps. First, upstream manufacturing involves the production of the biologic by living cells that are grown in a bioreactor under controlled conditions. These cells, or factories, are highly sensitive to the conditions under which they grow, including the composition of the cell culture media and the growth factors used to stimulate increased cell growth and protein production, or titre. In the second, downstream step, the biologic must be separated and purified, typically through various filtration and chromatography steps. In the third stage of the process, the purified biologic drug is formulated, quality controlled and packaged into its final injectable form.

Biologics are generally high value therapies. Given the inherent complexities of the process and drug product, we have observed that manufacturers are seeking and investing in innovative technologies that address pressure points in the production process in order to improve yields. We see that manufacturers are also seeking technologies that reduce costs as the biologic drug moves through clinical stages and into commercial processes by adopting single-use technologies as well as other products that confer more flexibility and efficiency.

Our Strategy

We are focused on the development, production and commercialization of differentiated, technology-leading solutions or products that address pressure points in the biologics manufacturing process and deliver substantial value to our customers. Our products are designed to increase our customers’ yield, and we are committed to supporting our customers with strong customer service and applications expertise. We intend to build on our recent history of developing market leading solutions and delivering strong financial performance through the following strategies:

•	Continued innovation. We plan to capitalize on our internal technological expertise to develop products that address unmet needs in upstream and downstream bioprocessing. We intend to invest further in our core proteins business (ligands and growth factors) while developing platform and derivative products to support our expanding chromatography (OPUS) and filtration (ATF – Alternating Tangential Flow – and TangenX SIUS products) franchises.

•	Platforming our products. A key strategy for accelerating market adoption of our products is delivery of enabling technologies that become the standard, or “platform,” technology in markets where we compete. We focus our efforts on winning early-stage technology evaluations through direct interaction with the key biomanufacturing decision makers in process development labs. Further, as the molecule advances in development and through to commercialization, we believe purchase volumes of our products may increase. This strategy is designed to establish both early adoption of our enabling technologies at key accounts and accelerate the implementation of our products as platform products, thereby strengthening our competitive advantage and contributing to long-term growth.

•	Targeted acquisitions. We intend to continue to selectively pursue acquisitions of innovative technologies and products. We intend to leverage our balance sheet to acquire technologies and products that improve our overall financial performance by improving our competitiveness in filtration or chromatography or moving us into adjacent markets with common commercial call points.

•	Geographical expansion. We intend to expand our commercial presence by continuing to build out our global sales, marketing, field applications and services infrastructure.

•	Operational efficiency. We seek to expand operating margins through capacity utilization and process optimization strategies designed to increase our manufacturing yields. We plan to invest in systems to support our global operations, optimizing resources across our global footprint to maximize productivity.

Recent Developments

Proposed Acquisition of Spectrum

On June 22, 2017, we entered into an agreement and plan of merger and reorganization to acquire all of the outstanding capital stock of Spectrum, Inc., a privately held filtration company that recognized approximately $40 million in revenue for the year ended December 31, 2016. Spectrum products have utility in not only monoclonal antibody manufacturing but also in the production of vaccines, recombinant proteins, diagnostic products and the growing cell therapy markets. Spectrum focuses on customer-tailored solutions, which are subsequently standardized for the broader filtration market. Today, the hollow fiber filters used in our ATF product line are manufactured by Spectrum. The acquisition of Spectrum, if consummated, provides us with a Repligen-owned filter consumable for our ATF products and further provides us access to the broader markets of vaccines, recombinant proteins and cell therapy where hollow fiber technology is used throughout the manufacturing workflow.

In addition to expanding our filtration product line, our acquisition of Spectrum, if consummated, will add further depth to our growing portfolio of single-use disposable products. Both Repligen and Spectrum have increasingly focused on developing single-use, disposable solution to the bioprocessing customer base. We have introduced OPUS, SIUS TFF filters and single-use ATF and Spectrum has introduced its single-use hollow fiber cartridges portfolio, single-use flow paths and associated systems.

We believe the combination of Spectrum’s hollow fiber technology and systems with our ATF and TangenX SIUS TFF solutions will give our customers a portfolio of leading technologies and a robust commercial support organization.

Specifically, we believe that the proposed acquisition, if consummated will:

•	Position us as a market leader in both hollow fiber (Spectrum) and flat sheet (TangenX) filtration technology with manufacturing capabilities in both areas.

•	Add breadth and depth to our filtration portfolio with a direct consumable for our market leading ATF technology while expanding TFF (tangential flow filtration) applications with upstream and downstream (TangenX) solutions.

•	Expand market applications beyond our historical focus on monoclonal antibodies to vaccines, recombinant proteins, diagnostics and cell therapies.

•	Add market leading TFF filtration systems to our portfolio.

•	Strengthen our single-use portfolio with hollow fiber cartridges and single-use disposable flow path solutions from lab to pilot to production scale.

•	Expand our commercial organization from 15 to over 30 direct sales representatives, with experience in hollow fiber and TFF filter sales.

•	Provide us with a platform to drive growth in Asia with a combination of direct sales personnel and a network of distributors.

We believe that coupling Repligen and Spectrum’s portfolio with the broader market presence of the combined companies, presents an opportunity to accelerate our market position as a leading innovator in single-use and continuous manufacturing technologies with strong franchises in filtration, chromatography and proteins (Protein A ligands and growth factors).

Spectrum Overview

Spectrum develops disposable hollow fiber filtration modules, systems and dialysis membranes. Spectrum offers a differentiated portfolio of hollow fiber cartridges, disposable flow path solutions for single-use manufacturing and a family of fully integrated filtration systems that span production volumes from bench top to commercial scale. Spectrum’s products are used for the filtration, isolation, purification and concentration of monoclonal antibodies, vaccines, recombinant proteins, diagnostic products and cell therapies with the substantial majority of its 2016 revenue coming from these markets. The remaining 2016 revenue was derived from sales of lab chromatography products and hospital operating room disposables.

Spectrum was founded in 1970, is headquartered in Rancho Dominguez, California and has more than 220 employees worldwide. Spectrum has multiple manufacturing sites in North America, a distribution center in the Netherlands and a strong commercial team with a direct sales presence in North America, Europe and Asia.

Merger Agreement with Spectrum

On June 22, 2017, we entered into an into an agreement and plan of merger and reorganization, or Acquisition Agreement, with two of our newly formed subsidiaries, Spectrum and Roy T. Eddleman, as representative of Spectrum’s security holders, pursuant to which, through a series of mergers, Spectrum will become a direct, wholly owned subsidiary of Repligen. The aggregate acquisition consideration payable in exchange for all of the outstanding equity securities of Spectrum consists of approximately $120 million in cash and 6,154,000 shares of our common stock (the “Acquisition Consideration”). The Acquisition Consideration is subject to adjustment based on (i) cash and working capital adjustment provisions, (ii) the amount of Spectrum’s transaction expenses and indebtedness that remain unpaid as of the closing of the Acquisition and (iii) indemnification obligations of holders of equity securities of Spectrum receiving Acquisition Consideration. Approximately $27 million of the Acquisition Consideration will be placed into a third party escrow account against which we may make claims for indemnification and purchase price adjustments until the fifteen month anniversary of the closing of the Acquisition.

The Acquisition is conditioned upon, among other things, the expiration of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 laws and other customary closing conditions. The Acquisition Agreement provides for limited termination rights, including, among others, by the mutual consent of Repligen and Spectrum, upon certain breaches of representations, warranties, covenants or agreements, and in the event the Acquisition has not been consummated before September 20, 2017, subject to the ability to extend under certain circumstances.

Risks Related to Our Business and the Acquisition of Spectrum

Our ability to execute our business strategy, and our acquisition of Spectrum, is subject to a number of risks of which you should be aware before you decide to invest in our common stock. In particular, you should consider the following risks, which are discussed more fully in the section entitled “Risk Factors” in this prospectus supplement and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated herein by reference:

•	Although we generate revenue from product sales, our product revenue may be negatively impacted by a number of factors, including without limitation, competition in the bioprocessing market, our reliance on a limited number of customers, our ability to develop or acquire additional bioprocessing products in the future, our ability to manufacture our bioprocessing products sufficiently and timely, and our ability to effectively penetrate the bioprocessing products market.

•	We may not be able to achieve sufficient market acceptance for our bioprocessing products, and our results of operations and competitive positions could suffer.

•	If our products do not perform as expected, we could experience lost revenue, delayed or reduced market acceptance, increased cost and damage to our reputation.

•	If we are unable to manufacture our products in sufficient quantities and in a timely manner, our operating results will be harmed, our ability to generate revenue could be diminished and our gross margin may be negatively impacted.

•	The Acquisition, if consummated, will create numerous risks and uncertainties which could adversely affect our financial condition and operating results.

•	We will incur significant transaction, integration and other costs in connection with the Acquisition and these costs may exceed the realized benefits, if any, of the synergies and efficiencies from the Acquisition, including likely resulting in a loss per share on a GAAP basis for Repligen in fiscal 2017.

•	We may encounter difficulties in integrating Spectrum’s business and retaining Spectrum’s key personnel and sales force.

•	We will be subject to business uncertainties while the Acquisition is pending, which could adversely affect our business.

•	The Acquisition, which is subject to a number of closing conditions, some of which are out of our control, may not close when we expect, or at all.

•	Other acquisitions we have completed or may in the future complete expose us to risks that could adversely affect our business, and we may not achieve the anticipated benefits of acquisitions of businesses or technologies.

•	Our results of operations could be negatively affected by potential fluctuations in foreign currency exchange rates.

•	We have limited sales and marketing capabilities, and such capabilities are becoming increasingly important for our business as we began to sell directly to more end-users, so the buildout of such capabilities is critical to our anticipated revenue growth.

•	If we are unable to hire and retain skilled personnel, including sales and marketing personnel, then we will have trouble developing and marketing our products.

•	If we are unable to obtain or maintain our intellectual property rights related to our products, we may not be able to compete effectively or succeed commercially.

Company Information

We were incorporated in May 1981 under the laws of the State of Delaware. Our mailing address and executive offices are located at 41 Seyon Street, Waltham, MA 02453 and our telephone number at that address is (781) 250-0111. We maintain an Internet website at the following address: www.repligen.com. The information on, or that can be accessed through, our website does not constitute part of this prospectus supplement, and the reference to our website address is included in this prospectus supplement as an inactive textual reference only. You should not rely on any such information in making the decision whether to invest in our common stock. Our common stock trades on the NASDAQ Global Select Market under the symbol “RGEN.”

THE OFFERING

Common stock offered by us	$100,000,000 of shares.

Option to purchase additional shares of common stock	We have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement to purchase up to $15,000,000 of additional shares from us.

Common stock to be outstanding immediately after this offering	36,338,987 shares (or 36,678,353 shares if the underwriters exercise in full their option to purchase additional shares), assuming sales of $100,000,000 of shares of our common stock in this offering at an offering price of $44.20 per share (the last reported sale price of our common stock on the NASDAQ Global Select Market on June 23, 2017). The actual number of shares issued will vary depending on the sales price under this offering.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discount and estimated offering expenses payable by us, will be approximately $93.5 million (or approximately $107.6 million if the underwriters exercise their option to purchase additional shares of common stock in full). The estimated net proceeds are based on the assumed public offering price of $44.20 per share, which was the last reported sale price of our common stock on the NASDAQ Global Select Market on June 23, 2017. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including to fund possible acquisitions of, or investments in, complementary businesses, products, services and technologies. See “Use of Proceeds.”

Risk factors	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-18 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference herein, for a discussion of factors that you should read and consider before investing in our securities.

NASDAQ Global Select Market symbol	“RGEN”

The number of shares of our common stock to be outstanding immediately after this offering as shown above is based on 34,076,544 shares outstanding as of March 31, 2017. This number of shares excludes the following:

•	805,903 shares of our common stock issuable upon the exercise of stock options outstanding under the Second Amended and Restated 2001 Repligen Corporation Stock Plan (the “2001 Plan”) and the Repligen Corporation Amended and Restated 2012 Stock Option and Incentive Plan (the “2012 Plan,” and collectively with the 2001 Plan and the 1992 Repligen Corporation Stock Option Plan, the “Plans”);

•	404,781 shares of our common stock issuable upon the vesting of outstanding restricted stock units issued under the Plans;

•	1,531,010 shares of our common stock reserved for future issuance under the 2012 Plan; and

•	3,585,850 shares of our common stock issuable upon the conversion of our 2.125% Convertible Senior Notes due 2021 (the “Notes”), at the conversion price in effect as of the date of this prospectus supplement.

To the extent that any of these options are exercised, restricted stock units vest, new options are issued under our equity incentive plans and subsequently exercised, we issue additional shares of common stock in the future, or the outstanding Notes convert to common stock, there will be further dilution to the investors participating in this offering.

Unless otherwise indicated, all information in this prospectus supplement assumes:

•	that the underwriters do not exercise their option to purchase up to $15,000,000 of additional shares of our common stock; and

•	no options, restricted stock units, warrants, or shares of common stock were issued or converted after March 31, 2017.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth summary consolidated financial data and other operating information of the Company. The summary consolidated financial data as of December 31, 2016 and for the years ended December 31, 2016 and 2015 are derived from our audited consolidated financial statements, which are incorporated by reference herein. The summary consolidated financial data as of March 31, 2017 and for the three months ended March 31, 2017 and 2016 are derived from our unaudited condensed consolidated financial statements, which are incorporated by reference herein. These unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, all of which is incorporated by reference herein.

	Three months ended March 31,		Year ended December 31,
Consolidated Statements of Operations Data: (in thousands, except share and per share data)	2017	2016	2016	2015
Revenue:
Product revenue	$30,569	$25,094	$104,441	$83,537
Royalty and other revenue	21	—	100	—

Total revenue	30,590	25,094	104,541	83,537
Costs and expenses:
Cost of product revenue	13,990	11,069	47,117	35,251
Research and development	1,742	1,539	7,355	5,740
Selling, general and administrative	9,182	7,018	30,853	24,699
Contingent consideration — fair value adjustments	—	2,005	3,242	4,083

	24,914	21,631	88,567	69,773

Income from operations	5,676	3,463	15,974	13,764
Investment income	96	61	346	136
Interest expense	(1,585)	(5)	(3,768)	(32)
Other (expense) income	(120)	(979)	(860)	(445)

Income before income taxes	4,067	2,540	11,692	13,423
Income tax (benefit) provision	999	915	11	4,078

Net income	$3,068	$1,625	$11,681	$9,345

Earnings per share:
Basic	$0.09	$0.05	$0.35	$0.28

Diluted	$0.09	$0.05	$0.34	$0.28

Weighted average shares outstanding:
Basic	33,891,702	33,024,681	33,572,883	32,881,940

Diluted	34,382,322	33,493,575	34,098,898	33,577,091

Balance Sheet Data: (in thousands)	March 31, 2017	December 31, 2016
Cash, cash equivalents and marketable securities*	$141,843	$141,780
Working capital	172,048	163,078
Total assets	290,628	288,913
Long-term obligations	100,086	99,074
Accumulated deficit	(56,793)	(59,861)
Stockholders’ equity	176,791	168,764

*	does not include restricted cash
(1)	For a discussion of and definitions for Non-GAAP Adjusted Income From Operations, Non-GAAP Adjusted Net Income, and Non-GAAP Adjusted EBITDA and Non-GAAP Adjusted Net Income Per Share (Diluted), see “Presentation of Non-GAAP Financial Information.” See “Reconciliation of Non-GAAP Financial Measures” for GAAP reconciliation of these measures.

	Three months ended March 31,		Year ended December 31,
Other Operating Data(1) (in thousands, except per share data)	2017	2016	2016	2015
Non-GAAP Adjusted Income From Operations	$6,793	$6,260	$23,482	$19,447
Non-GAAP Adjusted Net Income	$5,054	$4,318	$16,779	$14,615
Non-GAAP Adjusted EBITDA	$7,601	$6,032	$25,891	$21,998
Non-GAAP Adjusted Net Income Per Share (Diluted)	$0.15	$0.13	$0.49	$0.44

Reconciliation of Non-GAAP Financial Measures

This prospectus supplement contains certain financial measures that have been prepared other than in accordance with GAAP. These measures include Non-GAAP Adjusted Income From Operations, Adjusted Net Income, Adjusted EBITDA and Non-GAAP Adjusted Net Income Per Share (Diluted). We include this financial information because we believe these measures provide a more accurate comparison of our financial results between periods and more accurately reflect how management reviews its financial results. We excluded the impact of certain acquisition related items because we believe that the resulting charges do not accurately reflect the performance of our ongoing operations for the period in which such charges are incurred. The following tables present a reconciliation of such financial measures to the most comparable measures calculated in accordance with GAAP.

In the first quarter of 2017, we began deducting intangible amortization in our presentation of Non-GAAP financial metrics. The Non-GAAP financial metrics included in our Annual Report on Form 10-K for the year ended December 31, 2016 and incorporated by reference in this prospectus supplement do not deduct intangible amortization. However, we have included a deduction for the Non-GAAP financial metrics below for fiscal year 2016 and 2015 results for comparability and because this is our intended presentation going forward. As a result, the 2016 and 2015 Non-GAAP financial metrics below differ from those included in our Annual Report on Form 10-K for the year ended December 31, 2016.

Reconciliation of GAAP Income from Operations to Non-GAAP Adjusted Income from Operations

	Year ended December 31,		Three months ended March 31,
	2016	2015	2017	2016
	(in thousands)
			(unaudited)
GAAP Income from Operations	$15,974	$13,764	$5,676	$3,643
Non-GAAP Income from Operations Adjustments:
Acquisition costs	2,214	—	402	393
Intangible amortization	2,052	1,600	715	399
Contingent consideration—fair value adjustments	3,242	4,083	—	2,005

Non-GAAP Adjusted Income from Operations	$23,482	$19,447	$6,793	$6,260

Reconciliation of GAAP Income to Non-GAAP Adjusted Net Income

	Year ended December 31,		Three months ended March 31,
	2016	2015	2017	2016
	(in thousands)
			(unaudited)
GAAP Net Income	$11,681	$9,345	$3,068	$1,625
Non-GAAP Net Income Adjustments:
Acquisition costs	2,214	—	402	393
Intangible amortization	2,052	1,600	715	399
Contingent consideration—fair value adjustments	3,242	4,083	—	2,005
Non-cash interest expense	2,274	—	970	—
Tax effect of intangible amortization	(415)	(413)	(101)	(104)
Net tax benefit from Atoll and TangenX acquisitions	(4,269)	—	—	—

Non-GAAP Adjusted Net Income	$16,779	$14,615	$5,054	$4,318

Reconciliation of GAAP Net Income to Non-GAAP Adjusted EBITDA

	Year ended December 31,		Three months ended March 31,
	2016	2015	2017	2016
	(in thousands)
			(unaudited)
GAAP Net Income	$11,681	$9,345	$3,068	$1,625
Non-GAAP EBITDA Adjustments:
Investment income	(346)	(136)	(96)	(61)
Interest expense	3,768	32	1,585	5
Tax provision	11	4,078	999	915
Depreciation	3,269	2,996	928	751
Amortization	2,052	1,600	715	399

Non-GAAP EBITDA	20,435	17,915	7,199	3,634
Other Non-GAAP Adjustments:
Acquisition costs	2,214	—	402	393
Contingent consideration—fair value adjustments	3,242	4,083	—	2,005

Non-GAAP Adjusted EBITDA	$25,891	$21,998	$7,601	$6,032

Reconciliation of GAAP Net Income (Loss) Per Share to Non-GAAP Adjusted Net Income Per Share (Diluted)

	Year ended December 31,		Three months ended March 31,
	2016	2015	2017	2016
			(unaudited)
GAAP Net Income Per Share	$0.34	$0.28	$0.09	$0.05
Non-GAAP Net Income Adjustments:
Acquisition costs	0.06	—	0.01	0.01
Contingent consideration—fair value adjustments	0.10	0.12	—	0.01
Intangible amortization	0.06	0.05	0.02	0.06
Non-cash interest expense	0.07	—	0.03	—
Tax effect of intangible amortization	(0.01)	(0.01)	(0.00)	(0.00)
Net tax benefit from Atoll and TangenX acquisitions	(0.13)	—	—	—

Non-GAAP Adjusted Net Income Per Share (Diluted)	$0.49	$0.44	$0.15	$0.13

SPECIAL NOTE REGARDING UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

On June 22, 2017, we entered into the Acquisition Agreement for the acquisition of Spectrum. See “The Acquisition.” Our unaudited pro forma financial statements are set forth in this prospectus supplement under the heading “Unaudited Pro Forma Condensed Combined Financial Information.”

The pro forma financial statements are based on our audited and unaudited historical consolidated financial statements and those of Spectrum, which are incorporated by reference in this prospectus supplement, and those of TangenX Technology Corporation (“TangenX”), which we acquired on December 14, 2016 (the “TangenX Acquisition), after giving effect to (i) the TangenX Acquisition and (ii) the Acquisition, and were prepared based upon the purchase method of accounting in accordance with GAAP and by applying the assumptions and adjustments described in the notes accompanying the pro forma financial statements. The unaudited pro forma consolidated financial data presented in this prospectus gives effect to the TangenX Acquisition and the Acquisition as if such acquisitions had happened on January 1, 2016 for the pro forma statement of operations. The pro forma balance sheet gives effect to the Acquisition as if it occurred as of March 31, 2017.

The pro forma adjustments are preliminary, and the unaudited pro forma condensed consolidated combined financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the Acquisition taken place on the dates noted, or the future financial position or operating results of the combined company. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. We expect to incur additional costs related to employee severance and other restructuring costs related to the Acquisition. We have not yet completed our assessment and do not have an estimate of these costs.

SUMMARY CONSOLIDATED FINANCIAL DATA OF SPECTRUM

The following tables set forth summary consolidated financial data of Spectrum as of and for the periods presented. The summary consolidated financial data as of December 31, 2016 and the years ended December 31, 2016 and January 2, 2016 were derived from Spectrum’s audited consolidated financial statements and related notes incorporated by reference in this prospectus supplement. The summary consolidated financial data as of April 1, 2017 and for the three months ended April 1, 2017 and April 2, 2016 were derived from Spectrum’s unaudited condensed consolidated financial statements and related notes incorporated by reference in this prospectus supplement. The unaudited condensed financial statements include all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of the financial position and the results of operations for these periods. These results are not necessarily indicative of, and are not projections for, the results to be expected for any future period, particularly given potential changes following our consummation of the Acquisition, if successful, including Spectrum no longer recognizing revenue from sales to Repligen.

	Three months ended		Year ended
Consolidated Statements of Operations Data: (in thousands, except share and per share data)	April 1, 2017	April 2, 2016	December 31, 2016	January 2, 2016
Revenue:
Product revenue	$9,735	$9,092	$40,200	$34,482

Costs and expenses:
Cost of product revenue	4,179	4,440	18,902	15,125
Selling, general and administrative	3,258	2,490	11,835	10,384
Research and development	567	476	1,995	1,769
Building expenses	16	15	57	72

	8,020	7,421	32,789	27,350

Income from operations	1,715	1,671	7,411	7,132
Interest expense, net	(162)	(157)	(654)	(627)
Other income (expense), net	90	201	(264)	(323)

Income before income taxes	1,643	1,715	6,493	6,182
Income tax provision	606	627	2,131	1,800

Net income	$1,037	$1,088	$4,362	$4,382

Balance Sheet Data:	April 1, 2017	December 31, 2016
Cash, cash equivalents and marketable securities	$8,061	$7,937
Working capital	12,099	16,885
Total assets	46,975	46,509
Long-term obligations	8,071	14,026
Retained earnings	17,151	16,196
Stockholders’ equity	26,959	26,007

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and therein and any free writing prospectus we authorize for use in connection with this offering, you should carefully consider the risks discussed below and under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on February 23, 2017, before making a decision about investing in our securities. The risks and uncertainties discussed below and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 may not be the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these risks occur, our business, financial condition and operating results could be harmed, the trading price of our common stock could decline and you could lose part or all of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to the Acquisition

Spectrum may have unknown liabilities or liabilities which exceed our estimates. Any such liabilities could adversely affect the financial position of the combined company.

Spectrum’s business activities may have associated with them various potential liabilities relating to the conduct of its business prior to the Acquisition, including, but not limited to, product liability, historical tax matters and other potential liabilities that could adversely affect the financial position of the combined company. Upon consummation of the Acquisition, we will assume these potential liabilities. While we have evaluated and continue to evaluate what we believe to be the most significant of these potential liabilities, it is possible that certain unknown liabilities could be realized and other liabilities (including those that we have fully evaluated and those that we have not fully evaluated) may exceed our estimates. Spectrum and its security holders’ obligation to indemnify us is limited to approximately $36.0 million, subject to limited exceptions. If any issues arise post-closing, we may not be entitled to sufficient, or any, indemnification or recourse from Spectrum and its shareholders, which could have a materially adverse impact on our business and results of operations.

The Acquisition, if consummated, will create numerous risks and uncertainties, which could adversely affect our financial condition and operating results.

Strategic transactions like the Acquisition create numerous uncertainties and risks. Upon consummation of the Acquisition, Spectrum will become our wholly owned subsidiary, which will broaden our operations. However, we expect that the Acquisition will result in a loss per share on a GAAP basis for Repligen in 2017. Further, the addition of Spectrum to our business will entail many changes, including the integration of Spectrum and its personnel, changes in systems and employee benefit plans and management of multiple geographic locations. These transition activities are complex and we may encounter unexpected difficulties, incur unexpected costs or experience business disruptions, including as a result of:

•	disruption of our ongoing businesses and increased commitments for the management team, including the need to divert management’s attention to integration matters, particularly if we are unable to recruit, hire and retain key personnel;

•	difficulties in retaining Spectrum’s key personnel and its sales force;

•	difficulties in integrating Spectrum’s products, systems, sales force, internal controls over financial reporting and technologies;

•	changes in market demand for Spectrum’s products;

•	risks associated with acquiring intellectual property;

•	difficulties in operating Spectrum profitably;

•	difficulties in transitioning and maintaining key manufacturer, customer, distributor and supplier relationships;

•	our inexperience with Spectrum’s customers and our ability to meet or exceed such customers’ service level expectations and Spectrum’s contractual obligations with respect to such customers;

•	difficulties realizing the revenue projections, growth prospects, financial benefits, synergies, market position and other strategic opportunities anticipated in connection with the Acquisition;

•	risks associated with entering foreign markets in which we have no or limited prior experience;

•	potential disputes regarding Spectrum’s intellectual property;

•	potential disputes with the sellers of Spectrum; and

•	difficulties in the assimilation and retention of employees, including key personnel responsible for the success of Spectrum’s operations.

If any of these factors limits our ability to integrate Spectrum into our operations successfully or on a timely basis, the expectations of future results of operations, including certain synergies expected to result from the Acquisition, might not be met. As a result, we may not be able to realize the expected benefits that we seek to achieve from the Acquisition, which could result in declines in the market value of our common stock. In addition, we may be required to spend additional time or money on integration that otherwise would be spent on the development and expansion of our business, including efforts to further expand our product portfolio.

We will be subject to business uncertainties while the Acquisition is pending, which could adversely affect our business.

In connection with the pendency of the Acquisition, it is possible that certain persons with whom we have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with us, as the case may be, as a result of the Acquisition, which could negatively affect our revenues, earnings and cash flows, regardless of whether the Acquisition is completed.

The unaudited pro forma financial information included elsewhere in this prospectus supplement may not be representative of our results of operations or financial condition as an integrated company, and accordingly, you have limited financial information on which to evaluate the combined company.

We and Spectrum operated as separate companies and will continue to do so until the closing of the Acquisition. Accordingly we have had no history as a combined entity and our operations have not previously been managed on a combined basis. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Acquisition been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The pro forma financial information does not reflect future nonrecurring charges resulting from the Acquisition or potential changes in Spectrum’s accounting methodologies following the closing of the Acquisition. The pro forma financial information does not reflect future events that may occur after the Acquisition, including the potential realization of operating cost savings, the incurrence of costs related to the planned integration, the reactions of our and Spectrum’s customers and competitors or the termination or renegotiation of the terms of certain of Spectrum’s key contracts, and does not consider potential impacts of current market conditions on revenues or expenses.

We have made certain assumptions relating to the Acquisition that may prove to be materially inaccurate.

The pro forma financial information presented in this prospectus supplement is based in part on certain assumptions regarding the Acquisition that we believe are reasonable under the circumstances, but we cannot assure you that our assumptions will prove to be accurate over time. Our assumptions may be inaccurate, including as the result of higher than expected transaction and integration costs as well as general economic and business conditions that could adversely affect the combined company. For example, the purchase price for Spectrum was significantly more than Spectrum’s net book value as of April 1, 2017. Accordingly, we will record a substantial amount of goodwill and other intangible assets as a result of the Acquisition. In the event that industry, competitive or technological factors become unfavorable, we may incur future impairment of the value of goodwill and other intangible assets acquired through the Acquisition. Under GAAP, we are not allowed to amortize goodwill or other indefinite-lived intangible assets. Instead, we are required to periodically determine if our goodwill and other indefinite-lived intangible assets have become impaired, in which case we would write down the impaired portion of our goodwill and/or other indefinite-lived intangible assets. If we were required to write down all or part of our goodwill or other indefinite-lived intangible assets, our net income (loss) and stockholders’ equity could be materially and adversely affected.

In addition, the historical financial information of Spectrum incorporated by reference in this prospectus supplement may not be representative of the future financial results of the Spectrum’s business.

The consummation of the Acquisition is subject to a number of closing conditions, some of which are out of our control. Further, if the Acquisition is consummated, our post-closing recourse is limited.

The completion of the Acquisition is subject to certain conditions contained in the Acquisition Agreement, some of which are beyond our control, and we can make no assurances that the transaction will close in a timely manner or at all. Such conditions include, among other things, regulatory approvals, the accuracy of the representations and warranties made by Spectrum, compliance in all respects by all of the parties with their respective obligations under the Acquisition Agreement and the absence of any injunction or order that prohibits or restrains the consummation of the Acquisition.

Risks Related to the Business of Spectrum

Once the Acquisition is completed, the combined company will be subject to the risks described above and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as well as additional risks, such as those below, which arise from Spectrum’s business. References to “Spectrum” below refer to the acquired Spectrum business within the combined company.

Spectrum’s operating results and financial condition may fluctuate.

Spectrum’s operating results and financial condition may fluctuate from quarter to quarter and year to year for a number of reasons. The following events or occurrences, among others, could cause fluctuations in its financial performance from period to period:

•	loss of revenue from Repligen as a customer;

•	development of new competitive products by others;

•	changes in the amount it spends to promote its products and develop new technologies;

•	changes in technology that may render its products obsolete;

•	increases in the cost of raw materials used to manufacture its products;

•	manufacturing and supply interruptions, including failure to comply with manufacturing specifications;

•	the impact of third party patents and other intellectual property rights which it may be found to infringe, or may be required to license, and the potential damages or other costs it may be required to pay as a result of a finding that it infringes such intellectual property rights;

•	the mix of products that it may sell during any time period;

•	lower than expected demand for its products;

•	its response to price competition;

•	expenditures as a result of legal actions;

•	the impairment and write-down of goodwill or other intangible assets;

•	general economic and industry conditions, including changes in interest rates affecting returns on cash balances and investments that affect customer demand;

•	impairment or write-down of investments or long-lived assets;

•	costs and outcomes of tax audits, including an ongoing audit by the Internal Revenue Commission;

•	fluctuations in foreign currency exchange rates; and

•	risks related to the growth of its business across numerous countries world-wide and the inherent international economic, regulatory, political and business risks.

As a result, the period-to-period comparisons of Spectrum’s results of operations are not necessarily meaningful, and these comparisons should not be relied upon as an indication of future performance. The above factors may cause its operating results to fluctuate and adversely affect its financial condition and results of operations.

Spectrum’s products are subject to quality control requirements.

Whether a product is produced by Spectrum or purchased from outside suppliers, it is subjected to quality control procedures, including the verification of porosity and with certain products, the complete validation for good manufacturing practices, U.S. Food and Drug Administration, CE and ISO 2001 compliance, prior to final packaging. Quality control is performed by a staff of technicians utilizing calibrated equipment. In the event Spectrum, or its manufacturers, produce batches of product that fail to comply with required quality standards, it may incur delays in fulfilling orders, write-downs, damage to its reputation and damages resulting from product liability claims.

Spectrum’s business could suffer as a result of manufacturing difficulties or delays.

Spectrum’s business could suffer if certain manufacturing or other equipment, or a portion or all of its facilities were to become inoperable for a period of time. This could occur for various reasons, including catastrophic events such as earthquake, monsoon, hurricane or explosion, unexpected equipment failures or delays in obtaining components or replacements thereof, as well as construction delays or defects and other events, both within and outside of our control. Spectrum’s largest manufacturing facility is in Rancho Dominguez, California, which is an area that is prone to earthquakes and other natural disasters. Any inability to timely manufacture its products could have a material adverse effect on Spectrum’s results of operations, financial condition and cash flows.

Spectrum operates in a highly competitive industry

Spectrum competes with several medium and small companies in each of its product categories as well as several large companies such as GE Healthcare, Pall, MilliporeSigma and Sartorius. These competitors have greater financial resources, larger sales and marketing and product development departments, stronger name recognition, longer operating histories and benefit from greater economies of scale. These factors, among others, may enable Spectrum’s competitors to market their products at lower prices or on terms more advantageous to customers than those that Spectrum could offer for its products. These competitors may have a greater ability to procure product licenses, as well as to market and distribute products. Competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on Spectrum’s business, financial condition and results of operations.

If Spectrum is unable to obtain or maintain its intellectual property, its operations may be adversely affected.

Spectrums endeavors to obtain and maintain the patents and trade secrets that it utilizes in its manufacturing process. Its commercial success will depend, in part, on its ability to:

•	obtain and maintain patent protection for its products and manufacturing processes;

•	preserve its trade secrets;

•	operate without infringing the proprietary rights of third parties; and

•	obtain any necessary licenses from others on acceptable terms.

Spectrum cannot be sure that any patent applications relating to its products that it files in the future or that any currently pending applications will issue on a timely basis, if ever. Even if patents are issued, the degree of protection afforded by such patents will depend upon the scope of the patent claims, the validity and enforceability of the claims obtained and Spectrums willingness and financial ability to enforce its patents.

The patent position of life sciences companies is often highly uncertain and usually involves complex legal and scientific questions. In some cases, litigation or other proceedings may be necessary to assert claims of infringement, to enforce patents issued to Spectrum. Such litigation could result in substantial cost to Spectrum and diversion of its resources. An adverse outcome in any such litigation or proceeding could have a material adverse effect on Spectrum’s business, financial condition and results of operations.

Spectrum’s global operations expose it to risks and challenges associated with conducting business internationally.

Spectrum operates on a global basis with offices or activities in Japan, South Korea, China, India, Europe and North America. Spectrum faces several risks inherent in conducting business internationally, including compliance with international and U.S. laws and regulations that apply to its international operations. These laws and regulations include data privacy requirements, labor relations laws, tax laws, real estate and property laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the Foreign Corrupt Practices Act, and other U.S. federal laws and regulations established by the office of Foreign Asset Control, local laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. Given the high level of complexity of these laws, however, there is a risk that some provisions may be inadvertently breached by Spectrum, for example through fraudulent or negligent behavior of individual employees, its failure to comply with certain formal documentation requirements, or otherwise. Violations of these laws and regulations could result in fines, criminal sanctions against Spectrum, its officers or its employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on Spectrum’s ability to offer its products in one or more countries and could materially damage its reputation, brand, international expansion efforts and operating results.

Foreign currency fluctuations could adversely affect Spectrum’s business and financial results.

Spectrum does business and generates sales in numerous countries outside the United States. As such, foreign currency fluctuations may affect the costs that it incurs in such international operations. Some of its operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where it has operations against the U.S. dollar could increase our costs and could harm its results of operations and financial condition.

Spectrum’s foreign operations may become less attractive if political and diplomatic relations between the United States and any country where it conducts business operations deteriorates.

The relationship between the United States and the foreign countries where Spectrum conducts business operations may weaken over time. Changes in the state of the relations between any such country and the United States are difficult to predict and could adversely affect Spectrum’s future operations. This could lead to a decline in its profitability. Any meaningful deterioration of the political and diplomatic relations between the United States and the relevant country could have a material adverse effect on Spectrum’s operations.

Spectrum may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that it violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

Spectrum is subject to the Foreign Corrupt Practice Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. Spectrum has significant operations, agreements with third parties and sales in jurisdictions outside of the U.S., which may experience corruption. Spectrum’s activities in jurisdictions outside of the U.S. create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors, because these parties are not always subject to our control. Violations of the FCPA may result in severe criminal or civil sanctions, and Spectrum may be subject to other liabilities, which could negatively affect its business, operating results and financial condition.

Prior to the Acquisition, Spectrum has been a private company and has not previously been subject to the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC or other corporate governance requirements.

Prior to its acquisition by us, Spectrum has been a private company and has not been subject to the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC, or other corporate governance requirements to which public reporting companies may be subject. As a result, we are required to implement the appropriate internal control processes and procedures over Spectrum’s financial accounting and reporting. We may incur significant legal, accounting and other expenses in efforts to meet these requirements, which may include additional staffing, infrastructure investments and improving Spectrum’s finance function systems and process. Implementing the controls and procedures at Spectrum that are required to comply with the various applicable laws and regulations may place a significant burden on our management and internal resources. The diversion of management’s attention and any difficulties encountered in such an implementation could adversely affect our business, financial condition and operating results.

Risks Related to Our Business

If we are unable to obtain or maintain our intellectual property, we may not be able to succeed commercially.

We endeavor to obtain and maintain trade secrets and, to a lesser extent, patent protection for our products and processes when available in order to protect them from unauthorized use and to produce a financial return consistent with the significant time and expense required to bring our products to market. Our success will depend, in part, on our ability to:

•	preserve our trade secrets and know-how;

•	operate without infringing the proprietary rights of third parties;

•	obtain and maintain patent protection for our products and manufacturing processes; and

•	secure any necessary licenses from others on acceptable terms.

We consider trade secrets, know-how and other forms of market protection to be among the most important elements of our proprietary position. We also own or have exclusive rights to a number of U.S. patents and U.S. pending patent applications as well as corresponding foreign patents and patent applications. We continue to actively and selectively pursue patent protection and seek to expand our patent estate, and we cannot be sure that any patent applications relating to our products that we will file in the future or that any currently pending applications will issue on a timely basis, if ever. We cannot be certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file patent applications for such inventions. Even if patents are issued, the degree of protection afforded by such patents will depend upon the:

•	scope of the patent claims;

•	validity and enforceability of the claims obtained in such patents; and

•	our willingness and financial ability to enforce and/or defend them.

The patent position of life sciences companies is often highly uncertain and usually involves complex legal and scientific questions. Patents which may be granted to us in certain foreign countries may be subject to opposition proceedings brought by third parties or result in suits by us, which may be costly and result in adverse consequences for us.

In some cases, litigation or other proceedings may be necessary to assert claims of infringement, to enforce patents issued to us or our licensors, to protect trade secrets, know-how or other intellectual property rights we own or to determine the scope and validity of the proprietary rights of third parties. Such litigation could result in substantial cost to us and diversion of our resources. An adverse outcome in any such litigation or proceeding could have a material adverse effect on our business, financial condition and results of operations. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may be required to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which would result in substantial costs to us.

Our operating results may fluctuate significantly, our customers’ future purchases are difficult to predict and any failure to meet financial expectations may result in a decline in our stock price.

Our quarterly operating results may fluctuate in the future as a result of many factors such as the impact of seasonal spending patterns, changes in overall spending levels in the life sciences industry, the inability of some of our customers to consummate anticipated purchases of our products due to changes in end-user demand, and other unpredictable factors that may affect ordering patterns. Because our revenue and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indicator of our future performance. Additionally, if revenue declines in a quarter, whether due to a delay in recognizing expected revenue, adverse economic conditions or otherwise, our results of operations will be harmed because many of our expenses are relatively fixed. In particular, a large portion of our manufacturing costs, our research and development, sales and marketing and general and administrative expenses are not significantly affected by variations in revenue. Further, our gross margins are dependent on product mix. A shift in sales mix away from our higher margin products to lower margin products will adversely affect our gross margins. If our quarterly operating results fail to meet investor expectations, the price of our common stock may decline.

Risks Related to This Offering

The price of our common stock historically has been volatile, which may affect the price at which you could sell any shares of our common stock.

The market price for our common stock historically has been highly volatile and could continue to be subject to wide fluctuations in response to various factors particularly following our announcement of the Acquisition. The market price for our common stock has varied between a high price of $46.81 on June 23, 2017 and a low price of $22.45 on June 24, 2016 in the twelve-month period ending on June 23, 2017. This volatility may affect the price at which you could sell the shares of our common stock, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. Our stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including: the other factors discussed herein and in our Annual Report on Form 10-K for the year ended December 31, 2016 or in future periodic reports; variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts’ estimates; and announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

Investors in this offering will experience immediate and substantial dilution.

Since the price per share of our common stock being offered is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock, you will suffer substantial dilution in the pro forma as adjusted net tangible book value of the common stock you purchase in this offering. Based on a pro forma as adjusted net tangible book value of our common stock of $1.45 per share as of March 31, 2017, if you purchase shares of common stock in this offering at an assumed public offering price of $44.20 per share (the last reported sale price on the NASDAQ Global Select Market on June 23, 2017), you will suffer immediate and substantial dilution of $42.75 per share in the pro forma as adjusted net tangible book value of common stock. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

We have broad discretion in the use of the net proceeds from this offering as well as our existing cash and we may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” as well as our existing cash, and you will be relying on the judgment of our management regarding such application. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds from this offering and our existing cash are being used effectively. Our management might not apply the net proceeds or our existing cash in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering or our existing cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

Future sales of our common stock in the public market or the conversion of any convertible debt securities, including the Notes, could lower the market price for our common stock.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

In addition, the sale of substantial amounts of our common stock could adversely impact its price. As of March 31, 2017, we had outstanding 34,076,544 shares of our common stock, options to purchase 805,903 shares of our common stock (of which 406,859 were exercisable as of that date) and restricted stock units to acquire 404,781 shares of our common stock. The sale or the availability for sale of a large number of shares of our common stock in the public market could cause the price of our common stock to decline.

We have agreed that for a period of 90 days after the date of this prospectus supplement, and our directors and executive officers and the Spectrum equityholders who are expected to receive more than 99% of our shares of common stock in the Acquisition have agreed that for a period of 90 days after the date of this prospectus supplement, subject to specified exceptions, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. Sales of stock that we issue in the Acquisition, or sales of stock by our directors, executive officers or Spectrum equityholders who receive shares of common stock in the Acquisition after the expiration of the 90-day lockup period, could have a material adverse effect on the trading price of our common stock. In addition, as early as the 135th day following the date of this prospectus supplement, a significant portion of the shares of stock issued in the Acquisition may become eligible for sale in the public market.

THE ACQUISITION

Merger Agreement with Spectrum

On June 22, 2017, we entered into the Acquisition Agreement with two of our newly formed subsidiaries, Spectrum and Roy T. Eddleman, as representative of Spectrum’s security holders, pursuant to which, through a series of mergers, Spectrum will become a direct, wholly owned subsidiary of Repligen. The aggregate acquisition consideration payable in exchange for all of the outstanding equity securities of Spectrum consists of approximately $120 million in cash and 6,154,000 shares of our common stock (the “Acquisition Consideration”). The Acquisition Consideration is subject to adjustment based on (i) cash and working capital adjustment provisions, (ii) the amount of Spectrum’s transaction expenses and indebtedness that remain unpaid as of the closing of the Acquisition and (iii) indemnification obligations of holders of equity securities of Spectrum receiving Acquisition Consideration. Approximately $27 million of the Acquisition Consideration will be placed into a third party escrow account against which we may make claims for indemnification and purchase price adjustments until the fifteen month anniversary of the closing of the Acquisition.

The Acquisition Agreement contains customary representations, warranties and covenants of Repligen, on one hand, and Spectrum, on the other hand, including, among others, covenants by a party with respect to the operations of the businesses of such party and its subsidiaries during the period between execution of the Acquisition Agreement and the closing, and prohibiting each party from engaging in certain kinds of activities during such period without the consent of the other party. The Acquisition Agreement also provides that Spectrum’s security holders will indemnify us following the closing for breaches of the warranties and covenants of Spectrum, as well as certain other matters, subject to certain specified limitations, including, among other things, limitations on the period during which we may make certain claims for indemnification and limitations on the amounts for which Spectrum’s security holders may be liable.

The Acquisition is conditioned upon, among other things, the expiration of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 laws and other customary closing conditions. We expect the Acquisition will close during the third quarter of 2017. We cannot, however, assure you that the Acquisition will be consummated on the anticipated schedule, pursuant to the foregoing terms or at all. See ‘‘Risk Factors—Risks Related to the Acquisition.” The Acquisition Agreement provides for limited termination rights, including, among others, by the mutual consent of Repligen and Spectrum, upon certain breaches of representations, warranties, covenants or agreements, and in the event the Acquisition has not been consummated before September 20, 2017, subject to the ability to extend under certain circumstances.

The assertions embodied in the representation, warranties and covenants set forth in the Acquisition Agreement were made solely for purposes of the Acquisition Agreement between the parties and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Acquisition Agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to investors or security holders, or may have been used for the purpose of allocating risk between the parties to the Acquisition Agreement rather than establishing matters as facts. Information concerning the subject matter of the representations and warranties may change after the date of the Acquisition Agreement, which subsequent information may or may not be fully reflected in our public disclosures. For the foregoing reasons, you should not rely on the warranties as statements of factual information at the time they were made or otherwise.

Stockholder Agreement

Concurrently with the execution of the Acquisition Agreement, we entered into a Stockholder Agreement with Roy T. Eddleman, the Chief Executive Officer and Chairman of the board of directors of Spectrum. Pursuant to this Stockholder Agreement, following the fifteen month anniversary of the closing of the Acquisition, subject to the absence of certain disqualifying events, Mr. Eddleman will have the right to join our Board of Directors and will be nominated by the Board for election by our stockholders at the following annual or special stockholders meeting. In addition, under this Stockholder Agreement, Mr. Eddleman is subject to certain standstill restrictions, which prohibit Mr. Eddleman from, among other things: (i) engaging in any solicitation of proxies or consents with respect to our securities; (ii) forming or joining a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) with respect to our common stock; (iii) acquiring our voting securities resulting in Mr. Eddleman having beneficial ownership of more than 19.9% of our outstanding common stock; (iv) seeking, or encouraging any person, to submit nominations in furtherance of a contested solicitation for the election or removal of directors; (v) making, encouraging or supporting any offer or proposal with respect to any merger, acquisition, recapitalization, disposition or other business combination involving Repligen; and (vi) making any stockholder proposal, in each case, subject to certain limited exceptions. These standstill restrictions terminate upon the later of Mr. Eddleman’s electing not to serve as a member of our Board or his later removal or resignation from, or refusal to stand for re-election to, the Board.

In addition, pursuant to this Stockholder Agreement and subject to certain customary exclusions, Mr. Eddleman has agreed to a two-year lock-up of his shares of our common stock, such that no more than 50% of such shares may be transferred or sold in each of the first and second consecutive twelve month periods following the closing of the Acquisition. Pursuant to this Stockholder Agreement, Mr. Eddleman may also exercise demand registration rights, subject to certain limitations, with respect to his shares of our common stock.

Financing Commitment Letter

Concurrently with the execution of the Acquisition Agreement, we entered into a commitment letter with JPMorgan Chase Bank, N.A., an affiliate of one of the underwriters in this offer, pursuant to which, among other things, it, subject to customary conditions, committed to provide, directly or through its affiliates or assignees, to us a senior secured 364-day term loan facility of $30 million. If we consummate this offering, we do not expect to draw on this commitment.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $93.5 million, or approximately $107.6 million if the underwriters exercise in full their option to purchase additional shares of our common stock, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering for working capital and other general corporate purposes, including to fund possible acquisitions of, or investments in, complementary businesses, products, services and technologies. We have not entered into any agreements or commitments with respect to any acquisitions, other than Spectrum, or investments at this time.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus supplement, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above.

Pending the use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, interest- bearing, investment-grade securities, certificates of deposit or government securities.

This offering is not contingent on the completion of the acquisition of Spectrum and the acquisition of Spectrum is not contingent on the completion of this offering.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and investments and our capitalization as of March 31, 2017:

•	on an actual basis;

•	on a pro forma basis to reflect the Acquisition as if it had occurred on March 31, 2017; and

•	on a pro forma as adjusted basis to reflect the sale of 2,262,443 shares of our common stock in this offering, based on an assumed public offering price of $44.20 per share (the last reported sale price of our common stock on the NASDAQ Global Select Market on June 23, 2017), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Use of Proceeds” appearing elsewhere in this prospectus supplement, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements and the related notes thereto, incorporated by reference into this prospectus supplement from our Quarterly Report on Form 10-Q for the three months ended March 31, 2017.

	As of March 31, 2017
	Actual	Pro Forma	Pro forma as adjusted
	(in thousands)
	(unaudited)
Cash, cash equivalents and investments	$141,843	$31,566	$125,066

2.125% Convertible Senior Notes due 2021 (1)	115,000	115,000	115,000

Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 shares authorized; no shares issued or outstanding actual, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.01 par value, 80,000,000 shares authorized; 34,076,544 shares issued and outstanding actual, 40,230,544 shares issued and outstanding pro forma and 42,492,987 shares issued and outstanding pro forma as adjusted	341	403	425
Additional paid-in capital (2)	245,961	484,490	577,967
Accumulated other comprehensive loss, net	(12,718)	(12,718)	(12,718)
Accumulated deficit	(56,793)	(46,958)	(46,958)

Total stockholders’ equity	176,791	425,217	518,716

Total capitalization	$291,791	$540,217	$633,716

Each $1.00 increase (decrease) in the assumed public offering price of $44.20 per share (the last reported sale price of our common stock on The NASDAQ Global Select Market on June 23, 2017) would (decrease) increase the number of shares of common stock to be issued by us in this offering by approximately 51,000, assuming the aggregate dollar amount of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same. We may also increase or decrease the aggregate dollar amount of shares we are offering. The pro forma and pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

(1)

In accordance with ASC 470-20, a convertible debt instrument (such as the Notes) that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s nonexchangeable debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component accretes up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the Notes is the aggregate principal amount of the Notes without reflecting the debt discount or fees and expenses that we are required to recognize or the increase in paid-in capital on our consolidated balance sheet.

(2)	The common stock shown in the table above excludes 805,903 shares of common stock issuable upon the exercise of stock options under the Plans at a weighted average exercise price of $19.68 per share, 404,781 shares of common stock issuable upon the exercise of restricted stock units under the Plans and 1,531,010 shares of our common stock reserved for future issuance under the 2012 Plan, all as of March 31, 2017. In addition, the common stock shown in the table above excludes the shares of common stock reserved for issuance upon conversion of the Notes.

DIVIDEND POLICY

We have not paid any dividends since our inception and do not intend to pay any dividends on our common stock in the foreseeable future. We anticipate that we will retain all earnings, if any, to support our operations. Any future determination as to the payment of dividends will be at the sole discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, contractual obligations and other factors our Board of Directors deems relevant.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the NASDAQ Global Select Market under the symbol “RGEN”. The following table sets forth the high and low sale prices per share of our common stock as reported by the NASDAQ Global Select Market for the periods indicated:

	Sales prices
	High	Low
Year ended December 31, 2017
First Quarter	$35.61	$28.48
Second Quarter (through June 23, 2017)	$46.81	$32.73

Year ended December 31, 2016
First Quarter	$28.85	$20.07
Second Quarter	$28.97	$21.11
Third Quarter	$33.79	$25.93
Fourth Quarter	$34.06	$26.16

Year ending December 31, 2015
First Quarter	$34.15	$19.53
Second Quarter	$42.48	$28.88
Third Quarter	$42.22	$27.25
Fourth Quarter	$36.00	$21.69

The last reported sale price of our common stock on the NASDAQ Global Select Market on June 23, 2017 was $44.20 per share. As of June 15, 2017, there were approximately 399 record holders of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the price per share of our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.

As of March 31, 2017, we had net tangible book value of approximately $87.8 million, or $2.58 per share of our common stock, based upon 34,076,544 shares of our common stock outstanding as of that date. Historical net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock. Our pro forma net tangible book value as of March 31, 2017 was $(31.8) million, or $(0.79) per share, after giving effect to the Acquisition as if it had occurred on March 31, 2017.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. After giving effect to the assumed sale of 2,262,443 shares of common stock in this offering at an assumed public offering price of $44.20 per share (the last reported sale price on the Nasdaq Global Select Market on June 23, 2017), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2017 would have been approximately $61.7 million, or approximately $1.45 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.24 per share to our existing stockholders and an immediate dilution of $42.75 per share to investors participating in this offering at the public offering price. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$44.20
Historical net tangible book value per share as of March 31, 2017	$2.58
Decrease in net tangible book value per share attributable to the Acquisition	(3.37)

Pro forma net tangible book value per share as of March 31, 2017	(0.79)

Increase in pro forma net tangible book value per share attributable to this offering	$2.24

Pro forma as adjusted net tangible book value per share after this offering		1.45

Dilution per share to new investors		$42.75

Each $1.00 increase (decrease) in the assumed public offering price of $44.20 per share (the last reported sale price of our common stock on The NASDAQ Global Select Market on June 23, 2017) would (decrease) increase the number of shares of common stock to be issued by us in this offering by approximately 51,000, assuming the aggregate dollar amount of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same. We may also increase or decrease the aggregate dollar amount of shares we are offering. The as adjusted and pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The information above assumes that the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise in full their option to purchase an assumed 339,366 additional shares of common stock at an assumed public offering price of $44.20 per share, the pro forma as adjusted net tangible book value after this offering would be $1.77 per share, representing an increase in net tangible book value of $2.56 per share to existing stockholders and immediate dilution in net tangible book value of $42.43 per share to investors purchasing our common stock in this offering at the public offering price.

The foregoing table and discussion is based on 34,076,544 shares outstanding as of March 31, 2017, and excludes:

•	805,903 shares of our common stock issuable upon the exercise of stock options outstanding under the Plans;

•	404,781 shares of our common stock issuable upon the exercise of restricted stock units under the Plans;

•	1,531,010 shares of our common stock reserved for future issuance under the 2012 Plan; and

•	3,585,850 shares of our common stock issuable upon the conversion of the Notes at the conversion price in effect as of the date of this prospectus supplement.

To the extent that any options are exercised, new options or restricted stock are issued under our equity incentive plans or we otherwise issue additional shares of common stock in the future (including shares issued in connection with acquisitions, including pursuant to the merger agreement for the Acquisition, or shares issued upon the exercise of any convertible debt securities, including the Notes), there will be further dilution to new investors.

In addition, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

BUSINESS OF SPECTRUM

Overview

Spectrum, Inc. is a privately held filtration company founded in 1970 and headquartered in Rancho Dominguez, California.

Spectrum’s business consists of three product groups (i) bioprocessing, (ii) original equipment manufacturing, or OEM, and (iii) operating room disposables.

The bioprocessing unit sells membranes, membrane devices and other products used by customers at pharmaceutical, diagnostic and biotechnology companies, universities, government institutions and non-profit organizations. These products are originally used for life science research and high technology applications with some applications growing into good manufacturing practices, or GMP, for diagnostics and pharmaceuticals. Spectrum developed disposable hollow fiber filtration modules, systems and dialysis membranes. Today, Spectrum offers a differentiated portfolio of hollow fiber cartridges, disposable flow path solutions for single-use manufacturing and a market leading family of fully integrated filtration systems that span production volumes from laboratory to commercial scale. Spectrum’s products are used for the filtration, isolation, purification and concentration of monoclonal antibodies, vaccines, recombinant proteins, diagnostic products and cell therapies with the substantial majority of its 2016 revenue coming from these markets. The remaining 2016 revenue was derived from sales of its OEM products and hospital operating room disposables.

The OEM unit supplies separations devices to companies developing proprietary products for cell therapy, cell expansion, implants and molecular/ micro filtration for in vivo and ex-vivo applications. The disposable operating room unit sells orthopedic and arthroscopic drapes, sterile microscope covers, tissue carriers and other disposables to hospital and clinic operating rooms.

Spectrum has a distribution center in the Netherlands and a direct sales presence in North America, Europe and Asia.

Manufacturing

Spectrum manufactures is membrane products at its facility in Rancho Dominguez, California. Operating room disposables are produced in Dallas, Texas and chromatography instruments and columns are produced in Houston, Texas. Spectrum manufactures greater than 90% of its products, which represented a substantial majority of its sales in 2016. Products not manufactured by Spectrum are purchased to its specifications from numerous manufacturing sources. None of Spectrum’s suppliers accounted for more than 10% of its purchases in 2016. Spectrum has generally been able to obtain adequate supplies of products and materials to meet its needs. No assurance can be given that additional or other shortages not will occur in the future.

Competition

Spectrum competes with several medium and small companies in each of its product categories. It also competes with several large companies such as GE Healthcare, Pall and MilliporeSigma. These competitors have greater financial resources, larger sales and marketing and product development departments, stronger name recognition, longer operating histories and benefit from greater economies of scale. These factors, among others, may enable its competitors to market their products at lower prices or on terms more advantageous to customers than those Spectrum could offer for its products. These competitors may have a greater ability to procure product licenses, as well as to market and distribute products. Competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on Spectrum’s business, financial condition and results of operations.

Intellectual Property

Spectrum holds one issued patent relating to a surgical drape and a small umber of pending patent applications. Spectrum’s significant trademarks are brand names KrosFlo, SpectraPor, Cellmax and SpectraChrom. The brands are marketed worldwide. Their related registered logos, and the significant trademarks, which have various expiration dates, are expected to be renewed indefinitely.

Spectrum believes no single patent, license, trademark (or related group of patents and licenses, or trademarks) is material in relation to its business as a whole.

In addition to patents, Spectrum relies on trade secrets and proprietary know-how. It seeks protection of these trade secrets and proprietary know-how, in part through confidentiality and proprietary information agreements. These agreements, even if obtained, may not provide meaningful protection for or adequate remedies to protect Spectrum’s technology in the event of unauthorized use or disclosure of information. Furthermore, Spectrum’s trade secrets may otherwise become known to, or be independently developed by, its competitors.

Government Regulation

Spectrum engages principally in the business of selling products, which are not foods or food additives, drugs or cosmetics within the meaning of the federal Food, Drug and Cosmetic Act, as amended, or the FDC Act. Spectrum believes that it is in compliance in all material respects with federal, state and local regulations relating to the manufacture, sale and distribution of its products. The following are brief summaries of some of the federal law and regulations which may have an impact on Spectrum’s business. These summaries are only illustrative of the extensive regulatory requirements of the federal, state and local governments and are not intended to provide the specific details of each law or regulation.

The FDA and the California Food and Drug Bureau, or CFDB, regulate the manufacture and quality control procedures of certain of Spectrum’s products.

The Clean Air Act, as amended, and the regulations promulgated there under, regulates the emission of harmful pollutants into the waters of the United States. Federal or state regulatory agencies may require companies to acquire permits, perform monitoring and install control equipment for certain pollutants.

The Clean Water Act, as amended, and the regulations promulgated there under, regulates the discharge of harmful pollutants into the waters of the United States. Federal or state regulatory agencies may require companies to acquire permits, perform monitoring and treat waste water before discharge to the waters of the Unites States or a Publicly Owned Treatment Works.

The Occupational Safety and Health Act of 1970, including the Hazard Communication Standard, and the regulations promulgated there under, require the labeling of hazard substance containers, the supplying of Material Safety Data Sheets on hazards products to customers and hazards substances to which an employee may be exposed in the workplace, the training of employees in the handling of hazardous substances and the use of the MSDS, along with other health and safety programs.

Facilities

Spectrum leases or owns the office and manufacturing properties detailed below:

Location	Area	Principal Use	Lease Expiration
Rancho Dominguez, CA	141,570 ft2 (land); 54,192 ft2 (building)	The main office and headquarters and the principal manufacturing facility.	July 15, 2020

Irving, TX	44,867 ft2 (land); 25,095 ft2 (building)	Manufactures and sells operating room disposable products.	December 30, 2026

Houston, TX	36,460 ft2 (land); 14,790 ft2 (building)	Manufactures instruments and chromatography unit.	October 13, 2026

Las Vegas, NV	30,298 ft2	Inventory warehouse and distribution center.	December 31, 2023

Palm Desert, CA	31,425 ft2	Warehouse use.	December 31, 2018

Worcester, MA	2,700 ft2	Sales and distribution of filtration products.	Month-to-month

Breda, Netherlands	2,135 m2	Sales and distribution office. Both sales persons and inventories are located at these sites.	N/A*

Bangalore, India	2,500 ft2	Sales and distribution office. Both sales persons and inventories are located at these sites.	March 3, 2019

Shanghai, China	262 m2	Sales and distribution office. Both sales persons and inventories are located at these sites.	October 14, 2018

Shiga, Japan	675 m2 (land); 829 m2 (building)	Sales and distribution office. Both sales persons and inventories are located at these sites.	N/A*

*	Property owned by Spectrum

Employees

As of March 31, 2017, Spectrum has more than 220 employees worldwide, with approximately 190 employees located in the United States and approximately 30 employees located outside of the United States. None of Spectrum’s U.S. employees are covered by collective bargaining agreements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements are based on our audited and unaudited historical consolidated financial statements and those of Spectrum, which are incorporated by reference in this prospectus supplement, and those of TangenX, which we acquired on December 14, 2016, after giving effect to (i) the TangenX Acquisition and (ii) the Acquisition, and were prepared based upon the purchase method of accounting in accordance with GAAP and by applying the assumptions and adjustments described in the notes accompanying the pro forma financial statements.

The unaudited pro forma condensed combined statements of operations combine Repligen’s operating results for the quarter and year ended, March 31, 2017 and December 31, 2016, respectively, with the operating results of TangenX for the period ended December 14, 2016 and Spectrum for the quarter and year ended, April 1, 2017 and December 31, 2016, respectively. The unaudited pro forma condensed combined balance sheet combines the balances of Repligen as of March 31, 2017 with the balances of Spectrum as of March 31, 2017. The unaudited pro forma condensed combined statements of operations give effect to the TangenX Acquisition and the Acquisition as if such acquisitions had occurred on January 1, 2016, and the unaudited pro forma condensed combined balance sheet gives effect to the Acquisition as if it had occurred on March 31, 2017. The unaudited pro forma condensed combined financial information includes all material pro forma adjustments necessary for this purpose that are directly attributable to the TangenX Acquisition and the Acquisition and are factually supportable.

The unaudited pro forma condensed combined financial information herein should be read in conjunction with the historical financial statements and the related notes thereto of Repligen Corporation which are presented in the Annual Report on Form 10-K for the year ended December 31, 2016, incorporated by reference in this prospectus supplement, the historical unaudited statement of operations of TangenX for the period ended September 30, 2016 and for the period from October 1, 2016 to December 14, 2016 (not included herein) and the financial statements of Spectrum that are incorporated by reference in this prospectus supplement.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have been achieved if the acquisitions had been consummated as of the beginning of the periods presented, nor are they necessarily indicative of the future operating results or financial position of the combined company. No effect has been given in these pro forma financial statements for synergistic benefits that may be realized through the combination or costs that may be incurred in integrating operations.

Repligen Corporation

Pro Forma Combined Condensed Consolidated Balance Sheet

March 31, 2017

(Unaudited)

(in thousands, except share and share data)	Historical Repligen	Historical Spectrum	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	129,663	7,071	(118,338)	(a)	18,396
Investment in marketable securities	12,180	990	—		13,170
Accounts receivable, net	17,710	6,245	(295)	(g)	23,660
Other receivables	669	242	(179)	(v)	732
Inventories, net of reserves	23,957	8,847	2,502	(b)	35,306
Prepaid expenses and other current assets	1,620	649	—		2,269

Total current assets	185,799	24,044	(116,310)		93,533
Property and equipment, net	15,373	16,736	(11,123)	(n)	20,986
Due from related party		3,029	—		3,029
Intangible assets, net	29,222	—	114,070	(c)	143,292
Goodwill	59,784	1,122	252,816	(d)	313,722
Restricted cash	450	—	—		450
Deferred income taxes	—	1,056	(1,056)	(ab)	—
Other assets	—	988	—		988

Total assets	290,628	46,975	238,397		576,000

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	4,635	1,287	(200)	(g)	5,722
Accrued liabilities	9,116	2,719	5,663	(g), (q), (s), (y), (aa)	17,498
Line of credit	—	1,400	(1,400)	(p)	—
Current maturities of long-term debt	—	509	(509)	(p)	—
Current maturities of capital leases	—	5,941	(5,941)	(n)	—
Current portion of accrued interest on capital leases	—	89	(89)	(n)	—

Total current liabilities	13,751	11,945	(2,476)		23,220
Convertible senior notes	96,242	—	—		96,242
Long-term debt, net of current maturities	—	1,490	(1,490)	(p)	—
Capital leases, net of current maturities	—	5,914	(5,914)	(n)	—
Accrued interest on capital leases, net of current portion	—	47	(47)	(n)	—
Deferred tax liabilities	2,188	576	26,857	(e), (i), (w), (x), (aa)	29,621
Other long-term liabilities	1,656	44	—		1,700
Commitments and contingencies	—	—	—		—

Total liabilities	113,837	20,016	16,930		150,783

Stockholders’ equity:
Preferred stock	—	—	—		—
Common stock	341	—	62	(f)	403
Additional paid-in capital	245,961	9,785	228,744	(f)	484,490
Accumulated other comprehensive (loss) income	(12,718)	23	(23)	(f)	(12,718)
Accumulated (deficit) earnings	(56,793)	17,151	(7,316)	(f), (g), (i), (q), (r) , (t), (v), (w), (x), (y)	(46,958)

Total stockholders’ equity	176,791	26,959	221,467		425,217

Total liabilities and stockholders’ equity	$290,628	$46,975	238,397		576,000

See accompanying notes to unaudited pro forma combined condensed financial statements which are an integral part of these financial statements.

Repligen Corporation

Pro Forma Combined Condensed Consolidated Statements of Income

For the Year Ended December 31, 2016

(Unaudited)

(in thousands, except share and per share data)	Historical Repligen Year Ended December 31, 2016	Historical TangenX Period From January 1, 2016 to December 14, 2016	Historical Spectrum Year Ended December 31, 2016	TangenX Pro Forma Adjustments	Notes	Spectrum Pro Forma Adjustments	Notes	Pro Forma Combined

Revenue	104,541	5,687	40,200	—		(4,290)	(j)	146,138
Cost of revenue	47,117	3,270	18,902	(868)	(l), (o)	(4,561)	(j), (m), (n)	63,859

Gross profit	57,424	2,417	21,298	868		271		82,278

R&D	7,355	1	1,995	(202)	(o)	—		9,148
SG&A	30,853	3,781	11,892	(1,016)	(c), (o), (r)	7,925	(c), (m), (n), (t)	53,434
Contingent consideration	3,242	—	—	—		—		3,242
Change in fair value of put option liability	—	—	—	1,143		—		1,143
Loss on remeasurement of foreign currencies	—	—	264	—		—		264

Total operating expenses	41,450	3,782	14,151	(76)		7,925		67,232

Operating income (loss)	15,974	(1,365)	7,147	944		(7,653)		15,047
Other expense, net	(4,282)	—	(654)	(174)	(h)	(96)	(h), (n)	(5,206)

Income (loss) before income taxes	11,692	(1,365)	6,493	770		(7,750)		9,840
Income tax expense	11	544	2,131	2,882	(u), (y)	(2,693)	(y), (z)	2,875

Net income (loss)	11,681	(1,909)	4,362	(2,112)		(5,057)		6,965

Net income per share:
Basic	0.35							0.18

Diluted	0.34							0.17

Weighted average common shares outstanding:
Basic	33,572,883					6,154,000	(k)	39,726,883

Diluted	34,098,898					6,154,000	(k)	40,252,898

See accompanying notes to unaudited pro forma combined condensed financial statements which are an integral part of these financial statements.

Repligen Corporation

Pro Forma Combined Condensed Consolidated Statements of Income

For the Three Months Ended March 31, 2017

(Unaudited)

(in thousands, except share and per share data)	Repligen Three Months Ended March 31, 2017	Spectrum Thirteen Weeks Ended April 1, 2017	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue	30,590	9,735	(450)	(j)	39,875
Cost of revenue	13,990	4,179	(742)	(j), (m), (n), (l)	17,427

Gross profit	16,600	5,556	292		22,448

R&D	1,742	567			2,309
SG&A	9,182	3,274	1,579	(c), (m), (n), (q), (t)	14,035

Loss on remeasurement of foreign currencies	—	(90)	—		(90)

Total operating expenses	10,924	3,751	1,579		16,254

Operating income (loss)	5,676	1,805	(1,288)		6,193
Other expense, net	(1,609)	(162)	(24)	(h), (n)	(1,795)

Income (loss) before income taxes	4,067	1,643	(1,311)		4,399
Income tax expense (benefit)	999	606	(472)	(y)	1,133

Net income	3,068	1,037	(839)		3,266

Net income per share:
Basic	0.09				0.08

Diluted	0.09				0.08

Weighted average common shares outstanding:
Basic	33,891,702		6,154,000	(k)	40,045,702

Diluted	34,382,322		6,154,000	(k)	40,536,322

Repligen Corporation

Notes to Pro Forma Combined Condensed Consolidated Financial Statements

As of December 31, 2016 and for the Three Months Ended March 31, 2017 and Quarter Ended

April 1, 2017 and the Year Ended December 31, 2016

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Description of the Transaction

On June 22, 2017, Repligen Corporation (“Repligen”) agreed to acquire Spectrum, Inc (“Spectrum”), pursuant to the terms of the Agreement and Plan of Merger and Reorganization (the “Agreement”), by and among Repligen and Spectrum (such acquisition, the “Spectrum Acquisition”).

The Spectrum Acquisition will be accounted for as a purchase of a business under ASC 805, “Business Combinations.” The purchase price of the Spectrum Acquisition will consist of $118 million in cash, and 6,154,000 common shares totaling $239 million for a total purchase price of $357 million.

2. Basis of Presentation

The accompanying unaudited pro forma condensed combined financial statements combine the historical consolidated financial statements of Repligen Corporation and those of TangenX Technology Corporation (“TangenX”), which we acquired on December 14, 2016 (the “TangenX Acquisition”) the historical financial information of Spectrum after giving effect to (i) the TangenX acquisition and (ii) the Spectrum Acquisition, in each case using the acquisition method of accounting in accordance with Accounting Standards Codification (ASC) 805, “Business Combinations”, and applying the assumptions and adjustments described in the accompanying notes.

The unaudited pro forma condensed combined statements of operations combine Repligen’s operating results for the quarter and year ended, March 31, 2017 and December 31, 2016, respectively, with the operating results of TangenX for the period from January 1, 2016 through December 14, 2016, and with the operating results of Spectrum for the quarter and year ended, April 1, 2017 and December 31, 2016, respectively. The unaudited pro forma condensed combined balance sheet combines the balances of Repligen as of March 31, 2017 with the balances of Spectrum as of April 1, 2017. The unaudited pro forma condensed combined statements of operations give effect to the TangenX Acquisition and the Spectrum Acquisition as if such acquisitions had occurred on January 1, 2016, and the unaudited pro forma condensed combined balance sheet gives effect to the Spectrum Acquisition as if it had occurred on March 31, 2017.

The historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the business combinations, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combinations. The unaudited pro forma condensed combined financial information herein should be read in conjunction with the historical financial statements and the related notes thereto of Repligen Corporation which are presented in the Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 23, 2017 (File No. 000-14656), Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, filed on May 4, 2017 (File No. 000-14656), the historical unaudited interim financial statements of TangenX for the period ended September 30, 2016, filed on March 1, 2017 (File No. 000-14656) and the financial statements of Spectrum that are presented as exhibits to this Form 8-K. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have been achieved if the acquisition had been consummated as of the beginning of the periods presented, nor are they necessarily indicative of the future operating results or financial position of the combined Company. No effect has been given in these pro forma financial statements for synergistic benefits that may be realized through the combination or costs that may be incurred in integrating operations.

3. Estimated consideration and preliminary purchase price allocation

Repligen accounted for the Spectrum Acquisition as the purchase of a business under U.S. GAAP. Under the acquisition method of accounting, the assets of the Spectrum were recorded as of the acquisition date, at their respective fair values, and consolidated with those of Repligen. The fair value of the net assets acquired was approximately $357 million. The estimated consideration and preliminary purchase price information has been prepared using a preliminary valuation. The final purchase price allocation will be completed upon closing of the transaction. The preparation of the valuation required the use of significant assumptions and estimates. Critical estimates included, but were not limited to, future expected cash flows, including projected revenues and expenses, and the applicable discount rates. These estimates were based on assumptions that Repligen believes to be reasonable. However, actual results may differ from these estimates.

The total consideration transferred follows (in thousands):

Cash consideration	$118,787
Equity consideration	$238,591
Less: working capital adjustment	$(449)

Net assets acquired	$356,929

Acquisition related costs are not included as a component of consideration transferred, but are expensed in the periods in which the costs are incurred.

Fair Value of Net Assets Acquired

Repligen has performed a preliminary valuation analysis of the fair market value of Spectrum’s assets to be acquired and liabilities to be assumed. Using the total consideration for the Spectrum Acquisition, Repligen has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of March 31, 2017 (in thousands):

Cash and cash equivalents	$7,071
Marketable securities	$990
Accounts receivable	$6,245
Other receivables	$3,271
Inventory	$11,349
Prepaid expenses and other current assets	$891
Fixed assets	$16,736
Customer relationships	$73,530
Developed technology	$37,630
Trademark and tradename	$2,140
Non-competition agreements	$770
Deferred income tax	$1,056
Other assets	$988
Goodwill	$222,091
Accounts payable	$(1,287)
Accrued liabilities	$(2,248)
Short term debt	$(1,909)
Long term debt	$(1,534)
Capital leases	$(11,855)
Accrued interest on capital leases	$(136)
Unrecognized tax benefit	$(576)
Estimated closing indebtedness	$(7,004)
Estimated transaction costs	$(1,280)

Fair value of net assets acquired	356,929

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement and is subject to adjustment as purchase accounting is finalized. The final purchase price allocation will be determined when Repligen has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include, but not be limited to: (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets such as trade names, technology and customer relationships as well as goodwill and (3) other changes to assets and liabilities.

4. Pro Forma Adjustments

This note should be read in conjunction with Notes 1, 2 and 3. Adjustments included in the pro forma columns include the following:

(a)	To record an adjustment to cash of $118.3 million for the estimated cash portion of the transaction price.

(b)	This adjustment represents the estimated step-up of Spectrum’s inventory by $2.5 million from the carrying value. The fair value calculation is preliminary and subject to change. After the acquisition, the step-up in inventory fair value of $2.5 million will increase cost of sales as the inventory is sold. This increase is not reflected in the pro forma condensed combined statements of operations because it does not have a continuing impact.

(c)	Reflects the adjustment of intangible assets acquired by Repligen to their estimated fair values of $114.1 million, with a continuing annual amortization impact of $7.8 million. As part of the preliminary valuation analysis, Repligen identified intangible assets, including developed technology, customer relationships, and trade names. The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires a forecast of all the expected future cash flows. These preliminary estimates of fair value and estimated useful lives will likely differ from final amounts Repligen will calculate after completing a detailed valuation analysis, and the difference could have a material effect on the accompanying unaudited pro forma condensed combined financial statements. Additionally, this represents an adjustment to add $746 thousand of intangible asset amortization related to the TangenX Acquisition for the period from January 1, 2016 to December 14, 2016.

(d)	Reflects adjustment to remove Spectrum’s historical goodwill of $1.1 million and record goodwill associated with the Spectrum acquisition.

(e)	To reflect the deferred tax liabilities resulting from the acquisition. The estimated increase in deferred tax liabilities of $43.7 million stems primarily from the fair value adjustments for non-deductible intangible assets based on an estimated tax rate of 36%. This estimate of deferred income tax balances is preliminary and subject to change based on management’s final determination of the fair value of assets acquired and liabilities assumed by jurisdiction.

(f)	Represents the elimination of the historical equity of Spectrum, and the increase to common stock and additional paid in capital resulting from the issuance of 6,154,000 shares of common stock at a price of $38.77 for the equity portion of the transaction price. The par value of common stock is $0.01 and results in a $62 thousand increase to common stock. The value in excess of par, or $238.6 million is recognized in additional paid-in capital. Potential variability in stock price could impact the final purchase price for accounting purposes.

(g)	Represents elimination of pre-existing accounts receivable and accounts payable between Spectrum and Repligen. The adjustment results in a decrease to accounts receivable of $295 thousand for Spectrum receivables from Repligen, and a $200 thousand and $28 thousand decrease to accounts payable and accrued expenses, respectively, for amounts Repligen owed to Spectrum. The resulting difference of $67 thousand is an increase to accumulated deficit.

(h)

To adjust investment income to reflect foregone investment earnings on cash used to fund the acquisition. This results in reductions to other income by $174 thousand related to TangenX for the period from

January 1, 2016 to December 31 2016, $722 thousand related to Spectrum for the year ended December 31, 2016 and $180 thousand related to Spectrum for the three months ended March 31, 2017. Foregone returns were calculated by applying the US Treasury Bill rate to the cash portion of the purchase price for each acquisition.

(i)	This adjustment reflects the elimination of Repligen’s deferred tax asset valuation allowance. The acquisition of Spectrum results in the recognition of deferred tax liabilities of approximately $43.7 million related primarily to amortizable intangible assets. Because Spectrum will be included in Repligen’s consolidated tax return following the acquisition, Repligen has determined that the deferred tax liabilities related to the acquisition provide sufficient taxable income to realize the full amount of Repligen’s deferred tax assets of $21.3 million. However, the income tax benefit of $10.1 million related to the reduction in Repligen’s valuation allowance is not reflected in the pro forma statement of operations because it will not have a continuing impact.

(j)	To adjust for intercompany revenue and cost of goods sold related to the sale of Spectrum products to Repligen, totaling $4.3 million for the year ended December 31, 2016 and $450 thousand for the three months ended March 31, 2017.

(k)	Represents the increase to common stock from the issuance of 6,154,000 shares of common stock at a price of $38.77 for the equity portion of the transaction price.

(l)	To adjust cost of goods sold by $59 thousand and $224 thousand for the portion of the TangenX inventory step-up recognized in Repligen’s historical income statement for the post-acquisition period from December 15, 2016 to December 31, 2016 and the three months ended March 31, 2017, respectively, as it will not have a continuing impact.

(m)	To reflect ongoing lease expense due to re-negotiation of leases tied to the transaction closing, assuming the transaction occurred on January 1, 2016. Savings are estimated at $739 thousand and $185 thousand for the year ended December 31, 2016 and three months ended March 31, 2017, respectively, and have been allocated to cost of revenue and SG&A at a 60/40 split.

(n)	To remove capital leases on the historical Spectrum balance sheet as of March 31, 2017, assuming the transaction occurred on January 1, 2016, due to changes in the underlying lease terms, resulting in operating lease classification going forward. This adjustment results in net balance sheet reductions of $11.1 million, $11.9 million, and $136 thousand to the PP&E, short and long term capital lease liability, and short and long term accrued interest liability, respectively, as of March 31, 2017. The corresponding income statement impact for the year ended December 31, 2016 results in adjustments to reduce depreciation and interest expense by $237 thousand and $626 thousand, respectively, and to increase rent expense by $610 thousand. These adjustments reduced cost of revenue by $167 thousand, SG&A by $205 thousand and other expense by $626 thousand for the year ended December 31, 2016. The corresponding income statement impact for the three months ended March 31, 2017 results in adjustments to reduce depreciation and interest expense by $59 thousand and $157 thousand, respectively, and to increase rent expense by $153 thousand. These adjustments reduced cost of revenue by $42 thousand, SG&A by $51 thousand and other expense by $157 thousand for the three months ended March 31, 2017.

(o)	To adjust for $1.8 million of bonus expense paid upon the closing of the TangenX acquisition as it will not have a continuing impact. This amount was allocated 12% to R&D, 45% to SG&A and 44% to cost of revenue based on functional department allocations.

(p)	Reflects the elimination of historical Spectrum debt arrangements in connection with a cash-free, debt-free acquisition.

(q)	To adjust for estimated transaction costs of $6.0 million in connection with the Spectrum acquisition. The transaction cost amount has been recorded as an adjustment to retained earnings, and has not been reflected in the pro forma condensed consolidated income statement as these costs will not have a continuing impact.

(r)	To adjust for $935k and $402k of transaction costs related to the TangenX acquisition recognized in the historical Repligen income statements for the 12 months ended December 31, 2016 and 3 months ended March 31, 2017, respectively, as these costs will not have a continuing impact.

(s)	To adjust for bonuses totaling $470 thousand with four key executives tied to integration activities related to the transaction. The adjustment is reflected as an increase to accrued expenses and accumulated deficit. The pro forma statement of operations does not reflect the adjustment as it will not have a continuing impact on operations.

(t)	This pro forma adjustment represents stock based compensation expense increases of $736 thousand and $184 thousand for the year ended December 31, 2016 and three months ended March 31, 2017, respectively, related to service and performance based restricted stock units issued to four key executives as part of the Agreement. The fair value of the awards assumes a stock price of $40, and will be recognized over post-combination service periods ranging from two to three years assuming the service and performance conditions are achieved.

(u)	As explained in Note i, the acquisition of Spectrum will result in the reversal of the Company’s valuation allowance. This adjustment is to add back the 2016 partial valuation allowance reversal recorded by Repligen in the amount of $2.0 million since the combined group will not require a valuation allowance on the deferred tax assets.

(v)	Represents an adjustment for the settlement of pre-existing receivables between Repligen and Spectrum. The adjustment results in a decrease to other receivables of $179 thousand for Repligen receivables from Spectrum, and a corresponding increase to accumulated deficit.

(w)	Represents the adjustment to deferred tax assets and retained earnings of $5.3 million as a result of implementing the provisions of ASU 2016-09. This adjustment is required due to the reversal of the valuation allowance on Repligen’s deferred tax assets.

(x)	To record the adjustment to deferred tax assets and retained earnings of $757 thousand related to transaction costs incurred by Repligen.

(y)	Adjustment of $(2.8) million and $0.9 million for Spectrum Pro Forma Adjustments and TangenX Pro Forma adjustments, respectively, for the year ended December 31, 2016, represents the tax effect of pro forma adjustments. Adjustment of $(0.5) million for the quarter ended March 31, 2017 represents the tax effect of pro forma adjustments.

(z)	To record the $97 thousand combined tax effect of R&D credits generated by the combined group and eliminate deductions for domestic production activities no longer taken due to the application of net operating loss carryforwards for the year ended December 31, 2016 resulting from the acquisition of Spectrum by Repligen.

(aa)	To record the adjustment to accrued liabilities and deferred tax liabilities of $307 thousand related to impact of using Repligen net operating losses against Spectrum tax liability and impact of recalculating Spectrum AMT liabilities.

(ab)	Reflects pro forma adjustments to reclassify long term deferred tax assets to long term deferred tax liabilities as after netting, the combined group will be in a net deferred tax liability position.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF SPECTRUM

The information contained in this section is based on Spectrum’s historical financial condition and results of operations and does not give effect to the Acquisition. The Acquisition will have a material impact on the results of operations of the Spectrum business going forward. You should read the following in conjunction with the sections of this prospectus supplement entitled “Risk Factors,” “Special Note Regarding Forward- Looking Statements,” “Prospectus Supplement Summary—Risks Related to Our Business and the Acquisition,” “Business of Spectrum” and Spectrum’s audited and unaudited financial statements and the related notes thereto incorporated by reference in this prospectus supplement.

Overview

Spectrum’s business consists of three product groups (i) bioprocessing, (ii) original equipment manufacturing, or OEM, and (iii) operating room disposables. The bioprocessing unit sells membranes, membrane devices and other products used by customers at pharmaceutical, diagnostic and biotechnology companies, universities, government institutions and non-profit organizations. These products are originally used for life science research and high technology applications with some applications growing into good manufacturing practices, or GMP, for diagnostics and pharmaceuticals. Spectrum developed disposable hollow fiber filtration modules, systems and dialysis membranes. Today, Spectrum offers a differentiated portfolio of hollow fiber cartridges, disposable flow path solutions for single-use manufacturing and a market leading family of fully integrated filtration systems that span production volumes from laboratory to commercial scale. Spectrum’s products are used for the filtration, isolation, purification and concentration of monoclonal antibodies, vaccines, recombinant proteins, diagnostic products and cell therapies with the substantial majority of its 2016 revenue coming from these markets. The remaining 2016 revenue was derived from sales of its OEM products and hospital operating room disposables.

Spectrum is headquartered in Rancho Dominguez, California and has a distribution center in the Netherlands and a direct sales presence in North America, Europe and Asia.

Critical Accounting Policies

Spectrum defines critical accounting policies as the ones which are necessary to understand Spectrum’s financial results. Spectrum believes the most critical accounting issues that require the most complex and difficult judgments and that are particularly susceptible to significant change to its financial condition and results of operations include the following:

•	Basis of Presentation

•	Use of Estimates

•	Cash and Cash Equivalents

•	Accounts Receivable

•	Inventory

•	Investment in Marketable Securities Classified as Available-For-Sale Securities

•	Long-Lived Assets

•	Goodwill

•	Income Taxes

•	Accounting for Uncertainty in Income Taxes

•	Revenue Recognition

•	Product Returns and Warranties

•	Research and Development

•	Advertising Costs

•	Remeasurement of Foreign Currencies

•	Fair Value Measurements

•	Accounting for Stock-based Compensation

For more information about Spectrum’s critical accounting policies, see note 2 to Spectrum’s annual audited financial statements and unaudited quarterly financial statements incorporated by reference in this prospectus supplement.

Results of Operations

Quarter ended April 1, 2017 compared to Quarter ended April 2, 2016

	Quarters Ended
	April 1, 2017	April 2, 2016	Variance $	Variance %
			(dollars in thousands)
Net sales	$9,735	$9,092	$643	7%

Costs and expenses:
Cost of sales	4,179	4,440	(261)	(6%)
Selling, general and administrative	3,258	2,490	768	31%
Research and development	567	476	91	19%
Loss on remeasurement of foreign currencies	(90)	(201)	(111)	(55%)
Building expenses	16	15	1	7%
Interest (income) expense, net	162	157	5	3%

Total costs and expenses	$8,092	$7,377	$717	10%

Income before provision for income taxes	$1,643	$1,715	(53)	(3%)
Provision for income taxes	(606)	(627)	21	(3%)
Unrecognized tax benefit

Net income	1,037	1,088	(51)	(5%)

Net sales

Product sales for the quarters ended April 1, 2017 and April 2, 2016 were $9,735,000 and $9,092,000, respectively, representing an increase of $643,000, or 7%. This increase was primarily due to growth in sales in California, China and Japan. Spectrum introduced a new product KR2i TFF system to the market during the first quarter of 2017 and there was an increase in the quantity of sales of one high value product and the sale of a new high value customized product.

Costs and expenses

Cost of sales was approximately $4,179,000 and $4,440,000 for the quarters ended April 1, 2017 and April 2, 2016, respectively, a decrease of $261,000 or 6%. This decrease is primarily due to increased margins due to a price increase and favorable product mix in the first quarter of 2017 as compared to the first quarter of 2016.

Selling, general and administrative expenses were approximately $3,258,000 and $2,490,000 for the quarters ended April 1, 2017 and April 2, 2016, respectively, an increase of $768,000, or 31%. This increase is primarily due to increased headcount in the U.S. and Europe, a companywide salary and wage increase and new expenses from new operations in India. In addition, there was an increase in consulting expense relating to the implementation of a new ERP system as well as a rent expense increase.

Research and development expenses were approximately $567,000 and $476,000 for the quarters ended April 1, 2017 and April 2, 2016, respectively, an increase of $91,000 or 19%. This increase is primarily due to an increase in compensation to senior employees deployed in research and development.

Interest expense was approximately $162,000 and $157,000 for the quarters ended April 1, 2017 and April 2, 2016, respectively, an increase of $5,000 or 3%.

Fiscal Year Ended December 31, 2016 Compared to the Fiscal Year Ended January 1, 2016

	Fiscal Years		Year-over-Year Variance $	Year-over-Year Variance %
	2016	2015	2016 to 2015	2016 to 2015
Net sales	$40,200	$34,482	$5,718	17%

Costs and expenses:
Cost of sales	18,902	15,125	3,777	25%
Selling, general and administrative	11,835	10,384	1,451	14%
Research and development	1,995	1,769	226	13%
Building expenses	57	72	(15,000)	(21%)
Loss on remeasurement of foreign currencies	264	323	(59)	(18%)
Interest (income) expense, net	654	627	27	4%

Total costs and expenses	$33,707	$28,300	$5,407	19%

Income before provision for income taxes	$6,493	$6,182	$311	5%
Provision for income taxes	2,131	1,800	331	18%

Net income	$4,362	$4,382	(20)	(1%)

Net sales

Sales of products for the fiscal years 2016 and 2015 were $40,200,000 and $34,482,000, respectively, representing an increase of $5,718,000 or 17%, primarily as a result of increased sales to its top customer and an expansion of its direct sales presence internationally year over year and resulting increases of sales in Europe of $1,800,000 and of sales in China of $662,000.

Cost and expenses

Cost of sales was approximately $18,902,000 and $15,125,000 for the fiscal years 2016 and 2015, respectively, representing an increase of $3,777,000 or 25%. This increase was primarily due to growth of revenues in fiscal year 2016.

Selling, general and administrative expenses were approximately $11,835,000 and $10,384,000 for the fiscal years 2016 and 2015, respectively, an increase of $1,451,000 or 14%. This increase was primarily driven by additional staff and increased salaries as well as a new business office in India.

Research and development expenses were approximately $1,995,000 and $1,769,000 for the fiscal years 2016 and 2015, respectively, an increase of $226,000 or 13%. Research and development salaries increased by approximately $217,000 primarily due to salary adjustments.

Net interest income and expenses were approximately $654,000 and $627,000 for the fiscal years 2016 and 2015, respectively, an increase of $27,000 or 4%. The increase was primarily due to interest due in 2016 from the line of credit which was not due in 2015.

Liquidity and Capital Resources

Spectrum has financed operations primarily through revenues derived from product sales and through borrowing.

At April 1, 2017, Spectrum had cash and cash equivalents of $7,071,000 compared to $6,941,000 at December 31, 2016.

The following table summarizes Spectrum’s sources and uses of cash for each of the periods presented:

	Quarters Ended,		Fiscal Years
	April 2, 2017	April 2, 2016	2016	2015
	(in thousands)
Net cash (used in) provided by operating activities	$1,000	$162	$4,363	$3,334
Net cash (used in) provided by investing activities	$(192)	$(270)	$(1,823)	$(683)
Net cash (used in) provided by financing activities	$(678)	$(543)	$(1,143)	$(832)

Operating Activities

For the quarter ended April 1, 2017, operating activities provided cash of $1,000,000 reflecting comprehensive income of $1,034,000 and non-cash charges totaling $382,000 primarily related to depreciation and amortization and deferred income taxes. An increase in inventories consumed $658,000 of cash. Payments of accrued liabilities consumed $67,000 of cash, including accrued interest on capital leases, and were mainly due to payment of dividends and accrued compensation. The remaining cash flow used in operations resulted from net unfavorable changes in various other working capital accounts.

For the quarter ended April 2, 2016 operating activities provided cash of $162,000 reflecting comprehensive income of $1,110,000 and non-cash charges totaling $263,000 related to depreciation and amortization and deferred income taxes. An increase in accounts receivable consumed $491,000 of cash and was primarily due to the timing of sales within the quarter and cash receipts from customers. An increase in inventories consumed $239,000 of cash. An increase in accounts payable decreased available cash by $259,000 due to unfavorable timing of payments on accounts payable. Increase in taxes receivable used $219,000 of cash as payments were made for estimated first quarter 2016 taxes. The remaining cash flow used in operations resulted from net unfavorable changes in various other working capital accounts.

For fiscal year 2016, operating activities provided cash of $4,363,000 reflecting comprehensive income of $4,385,000 and non-cash charges totaling $810,000 primarily related to depreciation, amortization and deferred income taxes. An increase in accounts receivable consumed $978,000, primarily due to the 17% year over year increase in net sales. An increase in accounts payable provided $703,000 of cash, which was due to an increase in cost of goods and the timing of purchases and payments to vendors. The remaining cash flow used in operations resulted from net unfavorable changes in various other working capital accounts.

For fiscal year 2015, operating activities provided cash of $3,334,000 reflecting comprehensive income of $4,348,000 and non-cash charges totaling $856,000 primarily related to depreciation, amortization and deferred income taxes. An increase in accounts receivable consumed $1,220,000, primarily due to a 16% year over year increase in net sales. An increase in inventories consumed $1,381,000. A decrease in income taxes payable provided $416,000 in cash. The remaining cash flow provided by operations resulted from net favorable changes in various other working capital accounts.

Investing Activities

Investing activities consumed $192,000 and $270,000 in the quarters ended April 1, 2017 and April 2, 2016, respectively, primarily in relation to new property and equipment purchased within the United States related to the development of new production machinery to increase capacity and yields.

Investing activities were $1,823,000 in fiscal year 2016, primarily due to investments in property and equipment of $1,208,000 and investment in a venture capital limited partnership. Investing activities were $683,000 in fiscal year 2015, primarily to fund the acquisition of property and equipment.

Financing Activities

For the quarter ended April 1, 2017 financing activities used $678,000 of cash, primarily in paying dividends of $581,000. For the quarter ended April 2, 2016 financing activities used $543,000 of cash, primarily in paying dividends of $446,000.

For fiscal year 2016 the company used $1,143,000 of cash in financing activities, primarily in the payment of dividends of $680,000 and payments on long-term debt of $502,000. For fiscal year 2015 the company used $832,000 of cash for financing activities, primarily in payments on long-term debt of $384,000 and dividend payments of $448,000.

Off-Balance Sheet Arrangements

Spectrum does not have any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Commitments and Contingencies

The following table summarizes Spectrum’s contractual obligations as of April 1, 2017 for the years ending on the last Saturday of the calendar year specified:

2017 (9 months for April 1, 2017)	$536,000
2018	735,000
2019	768,000
2020	571,000
2021	316,000
Thereafter	1,706,000

Total	$4,632,000

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Stephens Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Stephens Inc

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to              additional shares of common stock from us. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $            per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters in an amount of up to $10,000 for expenses relating to the compliance of this offering with the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”). In accordance with FINRA Rule 5110, this reimbursed FINRA fee is deemed underwriting compensation for this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, without the prior written consent of J.P. Morgan Securities LLC, for a period of 90 days after the date of this prospectus supplement (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common stock or any securities convertible into or exercisable or exchangeable for common stock, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, (iii) file any registration statement under the Securities Act in respect of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (iv) publicly announce the intention to do any of the foregoing; provided that we may (1) effect the transactions contemplated by the underwriting agreement, (2) issue common stock or options to purchase common stock, or issue common stock upon exercise of options, pursuant to any stock option, stock bonus or other stock plan or arrangement, (3) permit or allow the vesting of or removal or lapse of restrictions on restricted stock or other awards under existing employee benefits plans or agreements in accordance with the terms of such plans or agreements, (4) file any registration statement on Form S-8 or a successor form thereto in respect of securities offered pursuant to the terms of existing employee benefits, (5) issue options, restricted stock units or other awards to newly hired employees and (6) effect the transactions contemplated in the Acquisition Agreement.

Our directors and executive officers as well as the Spectrum equityholders who are expected to receive more than 99% of our shares of common stock in the Acquisition have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities LLC, offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase, or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such aforementioned transaction is to be settled by delivery of the common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of J.P. Morgan Securities LLC, which consent may be withheld in J.P. Morgan LLC’s sole discretion. Such restrictions will not, subject to certain limitations, apply to: (i) the receipt, exercise, cashless or net exercise, vesting or forfeiture of, or removal or lapse of restrictions on, any stock option, common stock issued upon exercise of a stock option, restricted stock, restricted stock unit or other awards pursuant to any existing employee benefit plan or agreement, (ii) transactions relating to common stock acquired in open market transactions after this offering, (iii) the transfer or sale of common stock, or securities convertible into or exchangeable or exercisable for any shares of common stock, by operation of law, such as pursuant to a domestic relations order or in connection with a divorce settlement, (iv) forfeitures of common stock to the Company during the 90 day lock-up period only to satisfy tax withholding requirements, (v) the entry into any trading plan established pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for any sales or other dispositions of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock during the 90 day lock-up period, (vi) transfers as a bona fide gift to a charity or educational institution or, in some cases, to a charitable trust or (vii) transfers or distributions pursuant to any bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s capital stock involving a change of control of the Company.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “RGEN.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The Nasdaq Stock Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq Stock Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purpose of these provisions, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including by Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters relating to the shares of common stock offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Covington  & Burling LLP, New York, New York, is counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Repligen Corporation appearing in Repligen Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2016, and the effectiveness of Repligen Corporation’s internal control over financial reporting as of December 31, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Spectrum, Inc. as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016, incorporated in this prospectus supplement by reference to our Current Report on Form 8-K filed with the SEC on June 26, 2017, have been audited by Wright Ford Young & Co., independent public accounting firm, as stated in its report with respect thereto also incorporated in this prospectus by reference to such Current Report.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus supplement. This prospectus supplement does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. You should read the registration statement and its exhibits and schedules carefully for provisions that may be important to you.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains a website at www.sec.gov that contains periodic and current reports, proxy and information statements, and other information regarding registrants that are filed electronically with the SEC.

These documents are also available, free of charge, through the Investors section of our website, which is located at www.repligen.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information on our website to be part of this prospectus supplement or the accompanying prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information and reports we file with it, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file after the date hereof with the SEC will automatically update and supersede the information already incorporated by reference. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except as to any portion of any future report or document that is not deemed filed under such provisions, after the date of this prospectus supplement and prior to the termination of this offering:

•	Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the SEC on February 23, 2017;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, as filed with the SEC on May 4, 2017;

•	The information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2016 from our definitive proxy statement on Schedule 14A (other than information furnished rather than filed), which was filed with the SEC on April 21, 2017;

•	Current Reports on Form 8-K and 8-K/A filed with the SEC on March 1, 2017, May 23, 2017, June 23, 2017 and June 26, 2017 (in each case, except for information contained therein which is furnished rather than filed); and

•	The description of our common stock contained in our registration statement on Form 8-A, which was filed with the SEC in paper format on May 27, 1986, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus supplement, at no cost by writing or telephoning us at the following:

Repligen Corporation

41 Seyon Street, Bldg.1, Suite 100

Waltham, MA, 02453

Attention: Secretary, (781) 250-0111

You may also access these documents, free of charge on the SEC’s website at www.sec.gov or on our website at www.repligen.com. The information contained on, or that can be accessed through, our website does not constitute part of this prospectus supplement, and the reference to our website address is included in this prospectus supplement as an inactive textual reference only.

PROSPECTUS

REPLIGEN CORPORATION

Common Stock

Preferred Stock

Warrants

Units

Debt Securities

By this prospectus, we may offer and sell from time to time, in one or more offerings, common stock, preferred stock, warrants, debt securities or any combination thereof as described in this prospectus. The warrants may be convertible into or exercisable or exchangeable for common stock or preferred stock, the preferred stock may be convertible into or exchangeable for common stock and the debt securities may be convertible into or exchangeable for common stock or preferred stock. You should carefully read this prospectus, any prospectus supplement and any related free writing prospectus, as well as any documents incorporated in any of the foregoing by reference, before you invest in our securities. This prospectus may not be used to sell our securities unless accompanied by a prospectus supplement. The prospectus supplement or any related free writing prospectus may also add to, update, supplement or clarify information contained in this prospectus.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “RGEN.”

We may offer and sell our securities to or through one or more agents, underwriters, dealers or other third parties or directly to one or more purchasers on a continuous or delayed basis. If agents, underwriters or dealers are used to sell our securities, we will name them and describe their compensation in a prospectus supplement. The price to the public of our securities and the net proceeds we expect to receive from the sale of such securities will also be set forth in a prospectus supplement.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY REVIEW THE RISKS AND UNCERTAINTIES REFERENCED UNDER THE HEADING “RISK FACTORS” ON PAGE 5 OF THIS PROSPECTUS AS WELL AS THOSE CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT AND ANY RELATED FREE WRITING PROSPECTUS, AND IN THE OTHER DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS OR THE APPLICABLE PROSPECTUS SUPPLEMENT.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 18, 2016.

We are responsible for the information contained and incorporated by reference in this prospectus, in any accompanying prospectus supplement, and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this documentation are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies. Our business, financial condition, results of operations and prospectus may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, or the SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. Under this shelf registration, we may offer shares of our common stock and preferred stock, various series of warrants to purchase common stock or preferred stock, debt securities or any combination thereof, from time to time in one or more offerings. This prospectus only provides you with a general description of the securities we may offer. Each time we offer our securities under this prospectus, we will provide a prospectus supplement that will contain more specific information about the specific terms of the offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. This prospectus may not be used to sell our securities unless accompanied by a prospectus supplement. Each such prospectus supplement and any related free writing prospectus that we may authorize to be provided to you may also add, update or change information contained in this prospectus or in documents incorporated by reference into this prospectus. We urge you to carefully read this prospectus, any applicable prospectus supplement and any related free writing prospectus, together with the information incorporated herein by reference as described under the headings “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” before you invest in our securities.

We have not authorized anyone to provide you with information in addition to or different from that contained or incorporated by reference into this prospectus, any applicable prospectus supplement and any related free writing prospectus. We take no responsibility for, and can provide no assurances as to the reliability of, any information not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus that we may authorize to be provided to you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus, any applicable prospectus supplement or any related free writing prospectus is accurate only as of the date on the front of the document and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any related free writing prospectus, or any sale of a security.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find Additional Information.”

Unless otherwise mentioned or unless the context requires otherwise, throughout this prospectus, any applicable prospectus supplement and any related free writing prospectus, the words “Repligen,” “we,” “us,” “our,” the “company” or similar references refer to Repligen Corporation and its subsidiaries; and the term “securities” refers collectively to our common stock, preferred stock, warrants to purchase common stock or preferred stock, debt securities, or any combination of the foregoing securities.

This prospectus and the information incorporated herein by reference contain references to trademarks, service marks and trade names owned by us or other companies. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus and the information incorporated herein, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names. We do not intend our use or display of other companies’ trade names, service marks or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus, any applicable prospectus supplement or any related free writing prospectus are the property of their respective owners.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement that we have filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance therewith, file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. These documents also may be accessed through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, or EDGAR, via electronic means, including the SEC’s home page on the Internet (www.sec.gov).

We have the authority to designate and issue more than one class or series of stock having various preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption. See “Description of Securities.” We will furnish a full statement of the relative rights and preferences of each class or series of our stock which has been so designated and any restrictions on the ownership or transfer of our stock to any stockholder upon request and without charge. Written requests for such copies should be directed to Repligen Corporation, 41 Seyon Street, Bldg.1, Suite 100, Waltham, MA 02453, Attention: Secretary, or by telephone request to (781) 250-0111. Our website is located at http://www.repligen.com. Information contained on our website is not incorporated by reference into this prospectus and, therefore, is not part of this prospectus or any accompanying prospectus supplement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information and reports we file with it, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file after the date hereof with the SEC will automatically update and supersede the information already incorporated by reference. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except as to any portion of any future report or document that is not deemed filed under such provisions, after the date of this prospectus and prior to the termination of this offering:

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, as filed with the SEC on May 5, 2016;

•	Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC on February 25, 2016;

•	The information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2015 from our definitive proxy statement on Schedule 14A (other than information furnished rather than filed), which was filed with the SEC on April 11, 2016;

•	Current Reports on Form 8-K filed with the SEC on February 24, 2016, April 4, 2016 and May 12, 2016 (in each case, except for information contained therein which is furnished rather than filed); and

•	The description of our common stock contained in our registration statement on Form 8-A, which was filed with the SEC in paper format on May 27, 1986, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning us at the following:

Repligen Corporation, 41 Seyon Street, Bldg.1, Suite 100, Waltham, MA, 02453, Attention: Secretary, (781) 250-0111.

You may also access these documents, free of charge on the SEC’s website at www.sec.gov or on our website at www.repligen.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

This prospectus is part of a registration statement we filed with the SEC. We have incorporated exhibits into this registration statement. You should read the exhibits carefully for provisions that may be important to you.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but are not always, made through the use of words or phrases such as “may,” “will,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and similar expressions, or the negative of these terms, or similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this report, and in particular those factors referenced in the section “Risk Factors.”

This prospectus, including the sections entitled “About this Prospectus” and “Risk Factors,” contains forward- looking statements that are based on our management’s belief and assumptions and on information currently available to our management. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about: the acceptance by the market of our products, the implementation of our business model, strategic plans for our business, including potential acquisitions of businesses or new products, products and technology, the scope of protection we are able to establish and maintain for intellectual property rights covering our products and technology, estimates of our expenses, future revenues and capital requirements, our ability to maintain and establish key customer relationships, and our financial performance, developments relating to our competitors and our industry. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus, any supplements to this prospectus and the documents that we incorporate by reference in this prospectus with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this prospectus or any supplement to this prospectus, whether as a result of new information, future events or otherwise.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described in the documents incorporated by reference in this prospectus and any prospectus supplement, as well as other information we include or incorporate by reference into this prospectus and any applicable prospectus supplement, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by the materialization of any of these risks. The trading price of our securities could decline due to the materialization of any of these risks, and you may lose all or part of your investment. This prospectus and the documents incorporated herein by reference also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described in the documents incorporated herein by reference, including (i) our most recent annual report on Form 10-K which is on file with the SEC and is incorporated herein by reference and (ii) other documents we file with the SEC that are deemed incorporated by reference into this prospectus.

ABOUT THE COMPANY

We are a bioprocessing company focused on the development, production and commercialization of innovative products and solutions used to manufacture biologic drugs. Biologics, or principally monoclonal antibodies, recombinant proteins, and vaccines, are produced through a complex process involving the use of live cells to produce the drug, followed by multiple separation and purification processes, where they are used to enhance production yields for the manufacturer while lowering costs and reducing risks through increased process efficiencies.

For over twenty years, we have been a global market leader in recombinant and native forms of Protein A, a critical reagent used in the downstream purification of therapeutic monoclonal antibodies, or mAbs, the largest and fastest-growing class of biological drugs on the market. Through strategic acquisitions and internal product development, we have expanded our portfolio of products that we sell direct to end users (biopharmaceutical companies and contract manufacturing organizations). This expansion includes our acquisition of the MediaScout® pre-packed chromatography column manufacturing business, as well as our acquisition of the ATF System, a best-in-class device for generating extremely high cell concentrations (allowing improved drug yield and more robust, large scale manufacturing) and our development of OPUS®, our single-use pre-packed chromatography columns for the capture and purification of biologic drugs in clinical development.

We were incorporated in May 1981 under the laws of the State of Delaware. Our mailing address and executive offices are located at 41 Seyon Street, Waltham, MA 02453 and our telephone number at that address is (781) 250-0111. We maintain an Internet website at the following address: www.repligen.com. The information on, or that can be accessed through, our website does not constitute part of this prospectus, and you should not rely on any such information in making the decision whether to purchase our common stock. Our common stock trades on the NASDAQ Global Select Market under the symbol “RGEN.”

DESCRIPTION OF SECURITIES

We may offer shares of our common stock and preferred stock, various series of warrants to purchase common stock or preferred stock, debt securities, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt, or any combination thereof from time to time in one or more offerings under this prospectus at prices and on terms to be determined at the time of any offering. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities under this prospectus, we will provide a prospectus supplement and/or free writing prospectus that will describe the specific amounts, prices and other important terms of the securities. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and by-laws. The terms of our securities may also be affected by Delaware law.

Common Stock. We may issue shares of our common stock from time to time. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders and do not have cumulative voting rights. Subject to the rights of holders of any future series of undesignated preferred stock which may be designated, each share of the outstanding common stock is entitled to participate ratably in any distribution of net assets made to the stockholders in the event of our liquidation, dissolution or winding up and is entitled to participate equally in dividends if and when declared by our board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to shares of common stock. All shares of common stock have equal rights and preferences.

Preferred Stock. We may issue shares of our preferred stock from time to time, in one or more series. Our board of directors will determine the rights, preferences and privileges of the shares of each wholly unissued series, and any qualifications, limitations or restrictions thereon, including dividend rights, conversion rights, preemptive rights, voting rights, terms of redemption or repurchase, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series. Convertible preferred stock will be convertible into our common stock or exchangeable for other securities. Conversion may be mandatory or at the holder’s option and would be at prescribed conversion rates.

If we sell any series of preferred stock under this prospectus, we will fix the rights, preferences and privileges of the preferred stock of such series, as well as any qualifications, limitations or restrictions thereon, in the certificate of designation relating to that series. We will file as an exhibit to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, the form of any certificate of designation that describes the terms of the series of preferred stock we are offering before the issuance of that series of preferred stock. We urge you to read the applicable prospectus supplement and any free writing prospectus that we may authorize to be provided to you related to the series of preferred stock being offered, as well as the complete certificate of designation that contains the terms of the applicable series of preferred stock.

Warrants. We may issue warrants for the purchase of common stock and/or preferred stock in one or more series. We may issue warrants independently or together with common stock and/or preferred stock, and the warrants may be attached to or separate from these securities. We urge you to read the applicable prospectus supplement and any free writing prospectus that we may authorize to be provided to you related to the particular series of warrants being offered, as well as the complete warrant agreements and warrant certificates that contain the terms of the warrants. Forms of the warrant agreements and forms of warrant certificates containing the terms of the warrants being offered will be filed as exhibits to the registration statement of which this prospectus is a part or will be incorporated by reference from reports that we file with the SEC.

We will evidence each series of warrants by warrant certificates that we will issue. Warrants may be issued under an applicable warrant agreement that we enter into with a warrant agent. We will indicate the name and address of the warrant agent, if applicable, in the prospectus supplement relating to the particular series of warrants being offered.

Units. We may issue, in one or more series, units consisting of common stock, preferred stock, and/or warrants for the purchase of common stock and/or preferred stock in any combination. We urge you to read the applicable prospectus supplement and any free writing prospectus that we may authorize to be provided to you related to the series of units being offered, as well as the complete unit agreement that contains the terms of the units. We will file as exhibits to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, the form of unit agreement and any supplemental agreements that describe the terms of the series of units we are offering before the issuance of the related series of units.

We will evidence each series of units by unit certificates that we will issue. Units may be issued under a unit agreement that we enter into with a unit agent. We will indicate the name and address of the unit agent, if applicable, in the prospectus supplement relating to the particular series of units being offered.

Debt Securities. We may issue debt securities, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. While the terms we have summarized below will apply generally to any future debt securities we may offer under this prospectus, the applicable prospectus supplement or free writing prospectus will describe the specific terms of any debt securities offered through that prospectus supplement or free writing prospectus. The terms of any debt securities we offer under a prospectus supplement or free writing prospectus may differ from the terms we describe below.

We may evidence each series of debt securities we will issue by an indenture that we enter into with a trustee. We will indicate the name and address of the trustee, if applicable, in the prospectus supplement relating to the particular series of debt securities being offered. Unless the context requires otherwise, whenever we refer to the “indentures,” we also are referring to any supplemental indentures that specify the terms of a particular series of debt securities.

We will issue any senior debt securities under the senior indenture that we will enter into with the trustee named in the senior indenture. We will issue any subordinated debt securities under the subordinated indenture that we will enter into with the trustee named in the subordinated indenture. We have filed forms of these documents as exhibits to the registration statement, of which this prospectus is a part, and supplemental indentures and forms of debt securities containing the terms of the debt securities being offered will be filed as exhibits to the registration statement of which this prospectus is a part or will be incorporated by reference from reports that we file with the SEC.

The indentures will be qualified under the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act. We use the term “trustee” to refer to either the trustee under the senior indenture or the trustee under the subordinated indenture, as applicable.

The following summaries of material provisions of the senior debt securities, the subordinated debt securities and the indentures are subject to, and qualified in their entirety by reference to, all of the provisions of the indenture applicable to a particular series of debt securities. We urge you to read the applicable prospectus supplement or free writing prospectus and any related free writing prospectuses related to the debt securities that we may offer under this prospectus, as well as the complete applicable indenture that contains the terms of the debt securities. Except as we may otherwise indicate, the terms of the senior indenture and the subordinated indenture are identical.

General

We will describe in the applicable prospectus supplement or free writing prospectus the terms of the series of debt securities being offered, including:

•	the title;

•	the principal amount being offered, and if a series, the total amount authorized and the total amount outstanding;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of debt securities in global form, and, if so, the terms and who the depository will be;

•	the maturity date;

•	whether and under what circumstances, if any, we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes, and whether we can redeem the debt securities if we have to pay such additional amounts;

•	the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be payable;

•	restrictions on transfer, sale or other assignment, if any;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•	the date, if any, after which, the conditions upon which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions and the terms of those redemption provisions;

•	the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder’s option, to purchase, the series of debt securities and the currency or currency unit in which the debt securities are payable;

•	whether the indenture will require us to maintain any interest coverage, fixed charge, cash flow-based, asset-based or other financial ratios;

•	a discussion of certain material or special United States federal income tax considerations applicable to the debt securities;

•	information describing any book-entry features;

•	provisions for a sinking fund purchase or other analogous fund, if any;

•	the applicability of the provisions in the indenture on discharge;

•	whether the debt securities are to be offered at a price such that they will be deemed to be offered at an “original issue discount” as defined in paragraph (a) of Section 1273 of the Internal Revenue Code of 1986, as amended;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof;

•	the currency of payment of debt securities if other than U.S. dollars and the manner of determining the equivalent amount in U.S. dollars; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any additional events of default or covenants provided with respect to the debt securities, and any terms that may be required by us or advisable under applicable laws or regulations or advisable in connection with the marketing of the debt securities.

Conversion or Exchange Rights

We will set forth in the applicable prospectus supplement or free writing prospectus the terms on which a series of debt securities may be convertible into or exchangeable for our common stock, our preferred stock or other securities (including securities of a third-party). We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of our common stock, our preferred stock or other securities (including securities of a third-party) that the holders of the series of debt securities receive would be subject to adjustment.

Consolidation, Merger or Sale

Unless we provide otherwise in the prospectus supplement or free writing prospectus applicable to a particular series of debt securities, the indentures will not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquirer of such assets must assume all of our obligations under the indentures or the debt securities, as appropriate. If the debt securities are convertible into or exchangeable for other securities of ours or securities of other entities, the person with whom we consolidate or merge or to whom we sell all of our property must make provisions for the conversion of the debt securities into securities that the holders of the debt securities would have received if they had converted the debt securities before the consolidation, merger or sale.

Events of Default Under the Indenture

Unless we provide otherwise in the prospectus supplement or free writing prospectus applicable to a particular series of debt securities, the following are events of default under the indentures with respect to any series of debt securities that we may issue:

•	if we fail to pay interest when due and payable and our failure continues for 90 days and the time for payment has not been extended;

•	if we fail to pay the principal, premium or sinking fund payment, if any, when due and payable at maturity, upon redemption or repurchase or otherwise, and the time for payment has not been extended;

•	if we fail to observe or perform any other covenant contained in the debt securities or the indentures, other than a covenant specifically relating to another series of debt securities, and our failure continues for 90 days after we receive notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur.

We will describe in each applicable prospectus supplement or free writing prospectus any additional events of default relating to the relevant series of debt securities.

If an event of default with respect to debt securities of any series occurs and is continuing, other than an event of default specified in the last bullet point above, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the trustee if notice is given by such holders, may declare the unpaid principal, premium, if any, and accrued interest, if any, due and payable immediately. If an event of default specified in the last bullet point above occurs with respect to us, the unpaid principal, premium, if any, and accrued interest, if any, of each issue of debt securities then outstanding shall be due and payable without any notice or other action on the part of the trustee or any holder.

The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.

Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the trustee reasonable indemnity or security satisfactory to it against any loss, liability or expense. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•	subject to its duties under the Trust Indenture Act, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the debt securities of any series will have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the trustee or security satisfactory to it against any loss, liability or expense or to be incurred in compliance with instituting the proceeding as trustee; and

•	the trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 90 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities, or other defaults that may be specified in the applicable prospectus supplement or free writing prospectus.

We will periodically file statements with the trustee regarding our compliance with specified covenants in the indentures.

Modification of Indenture; Waiver

Subject to the terms of the indenture for any series of debt securities that we may issue, we and the trustee may change an indenture without the consent of any holders with respect to the following specific matters:

•	to fix any ambiguity, defect or inconsistency in the indenture;

•	to comply with the provisions described above under “Description of Debt Securities—Consolidation, Merger or Sale;”

•	to comply with any requirements of the SEC in connection with the qualification of any indenture under the Trust Indenture Act;

•	to add to, delete from or revise the conditions, limitations, and restrictions on the authorized amount, terms, or purposes of issue, authentication and delivery of debt securities, as set forth in the indenture;

•	to provide for the issuance of and establish the form and terms and conditions of the debt securities of any series as provided under “Description of Debt Securities—General,” to establish the form of any certifications required to be furnished pursuant to the terms of the indenture or any series of debt securities, or to add to the rights of the holders of any series of debt securities;

•	to evidence and provide for the acceptance of appointment hereunder by a successor trustee;

•	to provide for uncertificated debt securities and to make all appropriate changes for such purpose;

•	to add to our covenants such new covenants, restrictions, conditions or provisions for the benefit of the holders, to make the occurrence, or the occurrence and the continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default or to surrender any right or power conferred to us in the indenture; or

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, subject to the terms of the indenture for any series of debt securities that we may issue or as otherwise provided in the prospectus supplement or free writing prospectus applicable to a particular series of debt securities, we and the trustee may make the following changes only with the consent of each holder of any outstanding debt securities affected:

•	extending the stated maturity of the series of debt securities;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or reducing any premium payable upon the redemption or repurchase of any debt securities; or

•	reducing the percentage of debt securities, the holders of which are required to consent to any amendment, supplement, modification or waiver.

Discharge

Each indenture provides that, subject to the terms of the indenture and any limitation otherwise provided in the prospectus supplement or free writing prospectus applicable to a particular series of debt securities, we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for specified obligations, including obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	recover excess money held by the trustee;

•	compensate and indemnify the trustee; and

•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

We will issue the debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement or free writing prospectus, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement or free writing prospectus with respect to that series.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement or free writing prospectus, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement or free writing prospectus, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement or free writing prospectus the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If we elect to redeem the debt securities of any series, we will not be required to:

•	issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

Information Concerning the Trustee

The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs.

Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement or free writing prospectus, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement or free writing prospectus, we will make interest payments by check that we will mail to the holder or by wire transfer to certain holders. Unless we otherwise indicate in the applicable prospectus supplement or free writing prospectus, we will designate the corporate trust office of the trustee as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement or free writing prospectus any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

All money we pay to a paying agent or the trustee for the payment of the principal of or any premium or interest on any debt securities that remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the debt security thereafter may look only to us for payment thereof.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable.

Ranking of Debt Securities

The subordinated debt securities will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement or free writing prospectus. The subordinated indenture does not limit the amount of subordinated debt securities that we may issue. It also does not limit us from issuing any other secured or unsecured debt.

The senior debt securities will rank equally in right of payment to all our other senior unsecured debt. The senior indenture does not limit the amount of senior debt securities that we may issue. It also does not limit us from issuing any other secured or unsecured debt.

Anti-takeover Effects of Delaware Law, our Certificate of Incorporation and our By-Laws

Our certificate of incorporation and our by-laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Meetings of Stockholders

Our by-laws provide that a special meeting of the stockholders may be called by the President, the Chairman, the Board of Directors, or upon the written request of one or more stockholders holding in the aggregate at least 30% of the outstanding shares of our stock entitled to vote at such meeting; and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Blank Check Preferred Stock

Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general,

Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods shown. You should read this table in conjunction with the financial statements and notes incorporated by reference in this prospectus.

	Three Months Ended March 31,	Fiscal Year Ended December 31,				Nine Months Ended December 31,
	2016	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges	16.1x	20.5x	16.2x	35.9x	19.7x	(9.0	)**

**	Earnings for the nine months ended December 31, 2011 were insufficient to cover fixed charges by $1,597,000.

USE OF PROCEEDS

Except as described in any prospectus supplement or in any related free writing prospectus that we may authorize to be provided to you, the net proceeds received by us from our sale of the securities described in this prospectus will be added to our general funds and will be used for our general corporate purposes. From time to time, we may engage in additional public or private financings of a character and amount which we may deem appropriate.

PLAN OF DISTRIBUTION

We may sell our securities from time to time in one or more transactions. We may sell our securities to or through agents, underwriters, dealers, remarketing firms or other third parties or directly to one or more purchasers or through a combination of any of these methods. In some cases, we or dealers acting with us or on behalf of us may also purchase our securities and reoffer them to the public. We may also offer and sell, or agree to deliver, our securities pursuant to, or in connection with, any option agreement or other contractual arrangement.

Agents whom we designate may solicit offers to purchase our securities.

•	We will name any agent involved in offering or selling our securities, and disclose any commissions that we will pay to the agent, in the applicable prospectus supplement.

•	Unless we indicate otherwise in the applicable prospectus supplement, agents will act on a best efforts basis for the period of their appointment.

•	Agents may be deemed to be underwriters under the Securities Act, of any of our securities that they offer or sell.

We may use an underwriter or underwriters in the offer or sale of our securities.

•	If we use an underwriter or underwriters, we will execute an underwriting agreement with the underwriter or underwriters at the time that we reach an agreement for the sale of our securities.

•	We will include the names of the specific managing underwriter or underwriters, as well as the names of any other underwriters, and the terms of the transactions, including the compensation the underwriters and dealers will receive, in the applicable prospectus supplement.

•	The underwriters will use the applicable prospectus supplement, together with the prospectus, to sell our securities.

We may use a dealer to sell our securities.

•	If we use a dealer, we will sell our securities to the dealer, as principal.

•	The dealer will then sell our securities to the public at varying prices that the dealer will determine at the time it sells our securities.

•	We will include the name of the dealer and the terms of the transactions with the dealer in the applicable prospectus supplement.

We may solicit directly offers to purchase our securities, and we may directly sell our securities to institutional or other investors. We will describe the terms of direct sales in the applicable prospectus supplement.

We may engage in at-the-market offerings into an existing trading market in accordance with Rule 415(a)(4) of the Securities Act.

We will indemnify agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act. Agents, underwriters and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our respective affiliates, in the ordinary course of business.

We may authorize agents and underwriters to solicit offers by certain institutions to purchase our securities at the public offering price under delayed delivery contracts.

•	If we use delayed delivery contracts, we will disclose that we are using them in the prospectus supplement and will tell you when we will demand payment and when delivery of our securities will be made under the delayed delivery contracts.

•	These delayed delivery contracts will be subject only to the conditions that we describe in the prospectus supplement.

•	We will describe in the applicable prospectus supplement the commission that underwriters and agents soliciting purchases of our securities under delayed delivery contracts will be entitled to receive.

Unless otherwise specified in connection with a particular underwritten offering of our securities, the underwriters will not be obligated to purchase offered securities unless specified conditions are satisfied, and if the underwriters do purchase any offered securities, they will purchase all offered securities.

In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, the underwriters in certain circumstances are permitted to engage in certain transactions that stabilize the price of our securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our securities. If the underwriters create a short position in our securities in connection with the offering (i.e., if they sell more securities than are set forth on the cover page of the applicable prospectus supplement), the underwriters may reduce that short position by purchasing our securities in the open market or as otherwise provided in the applicable prospectus supplement. The underwriters may also impose a penalty bid, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if the securities sold by them are repurchased in connection with stabilization transactions. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our securities to the extent that it were to discourage resales of our securities. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We may effect sales of securities in connection with forward sale, option or other types of agreements with third parties. Any distribution of securities pursuant to any forward sale agreement may be effected from time to time in one or more transactions that may take place through a stock exchange, including block trades or ordinary broker’s transactions, or through broker-dealers acting either as principal or agent, or through privately- negotiated transactions, or through an underwritten public offering, or through a combination of any such methods of ale, at market prices prevailing at the time of sale, prices relating to such prevailing market prices or at negotiated or fixed prices.

The specific terms of the lock-up provisions, if any, in respect of any given offering will be described in the applicable prospectus supplement.

In compliance with the guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8.0% of the aggregate amount of the securities offered by this prospectus.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Repligen Corporation appearing in Repligen Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2015, and the effectiveness of Repligen Corporation’s internal control over financial reporting as of December 31, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

$100,000,000

Repligen Corporation

Common Stock

PROSPECTUS SUPPLEMENT

J.P. Morgan	Stephens Inc.

                    , 2017